Filed pursuant to Rule 253(g)(2)

File No. 024-10655

OFFERING CIRCULAR

NEW MEDIA TRADER, INC.

dba Social BlueBook

31563 Lindero Canyon Road, Unit 2

Westlake Village, California 91361

310.948-7954

www.socialbluebook.com

UP TO 4,000,000 SHARES OF SERIES A-1 PREFERRED STOCK

See SECURITIES BEING OFFERED at Page 33 for additional details.

	Price Per Share to the Public	Total Number of Shares Being Offered	Proceeds to Issuer Before Expenses, Discounts and Commission*
Series A-1 Preferred Stock	$3.0029	4,000,000	$12,011,600

* Does not include expenses of the offering, including costs of posting offering information on StartEngine.com, a portal website that hosts public securities offerings. We intend to sell our Series A-1 Preferred Stock through our officers, who will not receive any additional compensation for their selling efforts. We have entered into a posting agreement with StartEngine CrowdFunding, Inc. to post our offering materials on its website, www.startengine.com, from which the Company will conduct this offering, and with FundAmerica Securities, LLC for escrow, transfer agent and administrative services to be provided for the offering. We may engage a placement agent, who would be a member of the Financial Industry Regulatory Authority (FINRA) and registered with the U.S. Securities and Exchange Commission as a broker or dealer. See “Plan of Distribution.” We expect that the amount of expenses of the offering, other than commissions, that we will pay will be approximately $240,000, not including state filing fees.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion. We are conducting this offering on a best-efforts basis without any minimum target. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the company.

The Series A-1 Preferred Stock are non-voting shares. Our two founders hold 86% of the voting power of the company. See “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS”

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Prior to this offering, there has been no public market for our common stock or preferred stock. We do not currently have plans to list our common stock or preferred stock on any securities market.

Investing in our Series A-1 Preferred Stock involves risk. See the section titled “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our Series A-1 Preferred Stock.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

We are following the “Offering Circular” format of disclosure under Regulation A.

social blue book is a registered trademark of New Media Trader, Inc.

The date of this Offering Circular is May 24, 2017

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts,” “more,” “goal,” or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under “Risk Factors,” “Use of Intended Proceeds” and “Financial Condition.”

We urge you to read this offering statement, including the uncertainties and factors discussed under “Risk Factors,” completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this offering statement are qualified by these cautionary statements. The forward looking statements contained in this offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

SUMMARY

This summary highlights information contained in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. We have generated minimal revenues, have incurred net losses since inception, and our auditors have issued a going concern opinion. Before investing in our Series A-1 Preferred Stock, you should carefully read this entire Offering Circular, including our consolidated financial statements and related notes, and the information in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

Social Bluebook provides social media content creators with online tools they can use to calculate their worth to advertisers. Marketing professionals are just now realizing there is value to teaming up with online video personalities who are drawing viewers with the content they post on platforms like YouTube and Instagram. This is especially true now that so many Web surfers are using ad-blocking software, making the traditional pop-up and banner ads ineffective.

But both the advertisers and the content creators don’t always know how to express that value in dollars and cents. Just how much should a popular content creator charge for discussing a product or service? How does a brand select the right social-media star to talk about its product and how much should it pay this new kind of market influencer?

This is where our flagship product Social Bluebook comes in. It simplifies and streamlines the process of executing influencer marketing for both advertisers and online content creators. Content creators connect their social media platforms to our assessment tools, and the application uses a proprietary algorithm that produces a money amount that both advertisers and creators can use as a starting point for negotiating a price. The app uses data including audience demographics, level of reach and engagement to calculate a creator’s worth. This provides the two parties (content creators and advertisers) to a promotion transaction with a documented basis for advertising rate negotiations.

There is no cost to content creators to use Social Bluebook’s valuation tools. Advertisers pay Social Bluebook a set percentage of the fee they negotiate with content creators.

Social Bluebook was started by creators for creators to bring transparency to the online marketplace. It was designed to simplify and streamline the process of executing influencer marketing for both advertisers and online content creators. Social Bluebook’s goal is to help social media influencers make the money they deserve so they can do what they love.

1

Growth Opportunity

Influencer marketing is taking a leading role in how marketers create public awareness of their companies’ products and services and convert prospects into customers. The timing of our entry into the online marketplace is opportune as marketing firms are just discovering that the traditional “ad-buy” media placement of their advertising is being superseded by product placement and endorsements. This transition has been forecast for some time, but the combination of technologies, mobile applications, and consumer preferences have converged to drive the promotion of products and services to social media platforms.

This shift is due to two factors:

●	The increasing volume of consumers who consume their entertainment and information content through Internet links (social media, Netflix, etc.); and,

●	The fact that the Internet is digital content dominated by software, including products that block ads.

Traditional advertising attempted to migrate to the Internet through pop-up ads and click revenue models, but by 2015 many traditional ads on the Internet were blocked by anti-advertising software. According to an industry report by Page Fair, the estimated loss of global ad revenue in 2015 due to ad-blocking software was $21.8 billion. This has advanced the opportunity for “product placement” with social media influencers to become the preferred mode of 21st Century marketing.

Social media influencers are people who create and/or distribute content via social media and the Internet and who have attracted a loyal and sizable following. Their content affects how their “followers” and “connections” perceive the world, and it influences them to take action, such as purchasing a product or service.

Social media influencer marketing is unique in that not only does the content creator develop content that allows for easy and seamless integration of the product placement/advertisement, but oftentimes consumers tune in specifically to hear/see what the influencer has to say about a particular product. This marketing technique is non-intrusive and results in a quasi-endorsement of the product or service. Influencer marketing is not about the message from the brand; it's about the passion the influencers feel for the brands they use that they convey to their followers.

In 2015, the influencer marketing agency Mediakix estimated the advertising spend in influencer marketing at $500 million. Furthermore it projects the influencer marketing space to increase to $5 billion to $10 billion by 2020. Advertisers are recognizing the power and the cost-effectiveness of using social media influencer marketing over other marketing techniques. Social Bluebook Marketplace™ is the conduit through which advertisers and influencers meet, communicate and collaborate on product placement opportunities. We are harnessing the power of this new paradigm, wherein the creators’ content, demographic reach, and passion is married to the advertisers’ products or services to create a more personal, directed, and relatable marketing message for the consumer.

For advertisers, influencer marketing can be key to boosting sales and overall marketing results. Whether they are trying to build brand awareness or promote a product, utilizing creators helps to engage a specific target audience drawn in by unique, customized and engaging content.

2

The Offering

Securities outstanding:

Common Stock: 5,208,956 shares

Series A Preferred Stock: 2,138,078 shares

Series A-1 Preferred Stock: none

Securities offered: Maximum of 4,000,000 shares of Series A-1 Preferred Stock

Offering price: $3.0029 per share of Series A-1 Preferred Stock

 Terms of the securities:

The Series A-1 Preferred Stock has the rights and privileges set forth in our Amended and Restated Certificate of Incorporation, as may be amended from time to time. These rights include preference over the Company’s common stock with respect to distribution of dividends and distribution of proceeds in the event of a liquidation, dissolution, or winding up of our business, as further described below. Holders of the Series A-1 Preferred Stock will have the right to convert their shares to common stock at any time, and will be automatically converted to common stock upon the closing of a firm-commitment underwritten registered public offering of our common stock as described in the Amended and Restated Certificate of Incorporation. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion rate will be one-to-one. The conversion rate of the Series A-1 Preferred Stock will not be adjusted as a result of future issuances of our capital stock below the offering price of the Series A-1 Preferred Stock.

The Series A-1 Preferred Stock are non-voting except as required by law. Holders of the Series A-1 Preferred Stock will be bound by the Subscription Agreement, which includes certain representations and warranties to be made by the Investor, indemnification obligations in the event the Investor makes any false representation or warranty or fails to comply with any covenant in the Subscription Agreement or related documents, a drag-along obligation in the event of a sale of the Company, pursuant to which the Investor agrees to support a sale of the Company, a market stand-off agreement, pursuant to which the Investor may not transfer shares for a 180-day period following an initial public offering, and certain conditions to transfer of the shares, including agreement of the transferee to be bound by the terms of the Subscription Agreement.

In addition, the shares are subject to certain restrictions on transferability pursuant to the securities laws. The Company may require an opinion of counsel, reasonably satisfactory to the Company, that such offer, sale or transfer complies with the Securities Act of 1933 and any applicable state securities laws.

In the event of our liquidation, dissolution, or winding up, holders of our Series A-1 Preferred Stock will be entitled to receive, prior and in preference to the holders of the common stock, an amount per share equal to the price per share in this offering (subject to adjustment for stock splits, reorganizations, and the like). If the assets of the Company are insufficient to pay all holders of Series A-1 Preferred Stock, amounts distributed will be reduced pro rata in proportion to the amounts each holder of Series A-1 Preferred Stock would otherwise be entitled.

Holders of our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Series A-1 Preferred Stock will receive dividends, if any, in preference to the holders of common stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. Holders of Series A-1 Preferred Stock do not, by virtue thereof, have any rights of first offer with respect to future issuances of Company capital stock, rights to require the Company to redeem the Series A-1 Preferred Stock, rights to demand registration of the Series A-1 Preferred Stock, or rights to receive certain information described in the Company’s Investors’ Rights Agreement. Certain, but not all, of the foregoing rights are provided to certain holders of Series A Preferred Stock.

See “Securities being Offered – Series A-1 Preferred Stock.”

3

Dilution from Conversion of Convertible Notes:

Prior to this Offering, we raised $1,242,167 in debt financing through the sale of convertible promissory notes (consisting of $479,167 (“2015 Notes”) and $763,000 (“2016 Notes”) (collectively, “Convertible Notes”)). We are authorized to raise an additional $482,833.37, through the sale of convertible promissory notes, and we anticipate issuing an additional $400,000 in 2016 Notes prior to this Offering. One of the 2015 Notes, with a principal amount of two hundred fifty thousand dollars ($250,000) becomes due and payable on April 5, 2017. The second of the 2015 Notes, with a principal balance of nine thousand one hundred sixty-seven dollars ($9,167), was converted at a conversion price equal to the four million dollar ($4,000,000) Voluntary Conversion Valuation Cap (as defined below) into 15,565 shares of our common stock in February 2017. The remaining Convertible Notes become due and payable ranging from July, 2017 through December 2018.

If the gross proceeds of this Offering is at least one million dollars ($1,000,000) (not including the conversion of the Convertible Notes) on or before the 2015 Notes’ and 2016 Notes’ due dates, then (i) the 2015 Notes, together with all unpaid accrued interest thereon, shall automatically convert into the Series A-1 Preferred Stock at a conversion price equal to eighty percent (80.0%) of the per-share price paid by investors in this Offering, or $2.40 per share, and (ii) the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert into Series A-1 Preferred Stock at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by investors in this Offering or (B) the price equal to the quotient of ten million dollars ($10 million) divided by the aggregate number of outstanding shares of common stock (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Convertible Notes), or $1.25 per share.

If the gross proceeds of this Offering is not at least one million dollars ($1,000,000) prior to the maturity date of the Convertible Notes, then the Holders of those Convertible Notes, in their sole option, may, effective as of the maturity date, elect either to: (i) allow the Convertible Notes to remain outstanding, with interest continuing to accrue; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of (a) in the case of the 2015 Notes, four million dollars ($4,000,000), and (b) in the case of the 2016 Notes, eight million dollars ($8,000,000), divided by the aggregate number of shares of our common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Convertible Notes) plus any unallocated shares under our equity incentive plan, or $0.50 per share and $1.00, respectively, based on the current number of shares outstanding (the “Voluntary Conversion Valuation Cap”).

If we consummate an equity financing transaction after a Holder has converted the Convertible Note into shares of our common stock, the Holder shall, at the time of such post-conversion financing, have the right to exchange such shares of our common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of our common stock.

The rights of the Holders of the Convertible Notes to convert their shares into Series A-1 Preferred Stock at prices per share substantially below the price per share offered to investors in this Offering will result in substantial dilution to investors in this Offering. See “Dilution.” The description of the terms of the Notes above is a summary. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity – Convertible Notes” for a more complete description of the terms of the Notes.

4

RISK FACTORS

Investing in our Series A-1 Preferred Stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this offering statement, including “Financial Condition,” and our financial statements and related notes contained elsewhere in this offering statement, before you decide whether to purchase our Series A-1 Preferred Stock. The risks described below are not the only ones we face. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows.

Risks Relating to Our Business

We are a development-stage Company with limited operating history, minimal operating capital, no significant assets and without significant revenue from operations. Our auditor has issued a going concern opinion; our growth plans depend on our ability to raise investment capital in the future.

We have a history of accumulated deficits from operating losses that may continue into the foreseeable future. Our auditor has issued a “going concern” opinion on the Company’s financial statements. The Company lacks liquidity to satisfy obligations as they come due. Startups often depend on raising several rounds of additional capital until they’re profitable. We have minimal operating capital and for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

We have not yet developed any significant revenues from our business model, and they may not successfully materialize.

We have not yet developed any significant revenue streams. To date, our revenue in 2015 of $40,000 was derived from a one-time project to locate influencers to promote our customer’s application.

We may not be able to commercialize our advertising business model and scale it effectively. In addition, prevailing rates for advertising may fluctuate in ways that are unfavorable to us. Moreover, we may not be successful in acquiring new advertisers. The other revenue streams we anticipate developing, including subscription services, are yet to be developed and are uncertain in their timing and size.

5

We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses in the future.

For the year ended December 31, 2015, we reported a net loss of $(844,479). We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue to seek to grow our audience and operations. The size and duration of our future losses will depend, in part, on the rate of future growth of our expenses and revenues. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect the timing of our financial and operating expectations. Even if we are able to grow our revenues, this may not occur quickly enough to sustain our operations.

A large portion of our projected revenue would be generated from fees we generate on advertising. We may be unable to attract or retain advertisers, which could adversely affect our future revenue. Additionally, even if we are successful in retaining advertisers, our future advertising revenue is likely to be affected by numerous factors, including economic conditions, audience fragmentation and evolving digital advertising market dynamics.

Our success depends on our ability to develop, maintain and expand our relationships with advertisers, advertising exchanges and advertising agencies. The relationship building process can take many months and we may be unsuccessful at winning business with any given advertiser or agency. We may invest significant resources in developing relationships with advertisers and still be unsuccessful at obtaining their business or only succeed in obtaining short-term commitments from them. Our business model is relatively new and we are often required to spend substantial time and effort educating potential advertisers, publishers and content providers about our solutions, including providing demonstrations. If we are not successful in attracting and maintaining relationships with advertisers and increasing the efficiency and rates of return from our sales processes, our business may be adversely affected.

We currently serve an already crowded influencer marketplace industry with new entrants joining regularly, and challenges are created by the need to identify new entrants continuously, while also managing a rapidly growing client-base.

The influencer marketplace industry is highly competitive. Our competitors have greater financial and other resources than we do. Heightened competition, significant pricing initiatives or discount programs established by competitors or new entrants could create additional competitive pressures that reduce margins and adversely affect our business, financial condition and results of operations. See, Risks related to the influencer marketplace industry.

We are dependent on creators’ ability to attract and influence audiences through social media platforms, and any material disruptions or impairments in their ability to use social media platforms would adversely affect our business.

Our creators use a number of social media platforms. We are dependent on our creators access to all of these social media platforms to develop audiences, and we control none of these platforms. If there are any material disruptions in creators’ ability to promote on such platforms, or if we are materially impaired in our ability to use data from any such platforms or to measure the effectiveness of the creators, then our business could be materially adversely affected.

6

We must continue to attract and retain both creators and advertisers in order for our business to be successful.

Our business is equally dependent upon two groups of people: those who create content and want to make it available to advertisers and advertisers who desire to use creators’ social platforms to promote products and services. Our business cannot be successful – cannot operate – if we have one group but not the other. In addition, the numbers of creators and users each must continue to grow or our business could suffer. If the number of creators does not grow, we may not be able to attract large numbers of advertisers and encourage them to use and continue to use our analytic tools to find suitable creators. If the number of advertisers does not grow, we may not be able to attract and retain large numbers of creators.

No major barriers, other than our proprietary technology, exist for potential competitors to enter this marketplace, and if we fail to protect our intellectual property, our business could be harmed. There may be other algorithms in the future that can service the market as well or better than ours.

The barriers are relatively low for creating a platform such as ours that matches influencers with advertisers and that, along with the potentially huge market for advertising, could add to the competition we face. New competitors could have the ability to raise large amounts of money, and through ambitious marketing could surpass our brand awareness. Our competitive edge could be affected by the competition’s pricing strategies, the amount of resources they devote to marketing efforts, the public’s awareness of their brands and their quicker response to advances in technology.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position.

We hold trademarks for our brand names and own our Internet domain name. Any unauthorized use of those names or challenges to our rights to them could affect our business.

We have registered the name “Social Blue Book” as a trademark in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business.

7

Our goal of generating a greater percentage of our revenue from large advertisers could require more resources to provide the services required, which could increase our operating costs and hurt our business.

Part of our growth strategy is to focus on attracting larger companies that have advertising needs. Historically most of our revenue has come from medium- and small-sized companies. By working with larger companies, we may face increased service requirements, greater indemnification requirements, more intense pricing pressure, and the need for additional working capital to accommodate the larger receivables and collections issues that are likely to occur as a result of being paid on credit terms. If we are unable to adequately address those demands, it may affect our ability to work with greater numbers of large companies, which may adversely affect our results of operations and future growth.

We may not be able to increase the awareness of our brand in the marketplace as quickly or as effectively as is necessary to insure revenue growth.

To increase revenues we must attract creators who have large social platforms. To accomplish this, we must increase our visibility in the marketplace. Potential creators and advertisers must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand.

Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into registered users or paying customers. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand our creator base to keep advertisers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

If we do not successfully integrate past or potential future acquisitions, our business could be adversely affected.

We may pursue acquisitions in the future to enhance our business offerings. The benefits resulting from an acquisition could take a significant amount of time to – or may never – emerge. Future acquisitions or investments could result in dilutive issuances of equity securities, use of large amounts of cash or incurrence of debt, contingent liabilities or amortization expenses. Any of these could adversely affect our financial condition.

In addition, integration of a new Company's operations, assets and personnel with ours could consume a considerable amount of management’s time. There are other potential risks associated with acquisitions, including outstanding, unforeseen or hidden liabilities, information security weaknesses, inability to generate revenue to offset the cost of acquiring a Company, and the potential for losing or harming relationships with our customers, suppliers and employees.

The threat of unauthorized use of our platform is a source of lost revenue.

Although we seek to limit by contract an advertiser’s ability to circumvent us in transacting with creators who we introduce, such conduct can’t always be effectively enforced. Therefore there is always the threat of advertisers circumventing us by transacting directly with creators after meeting them through our platform without authorization and without paying our fees. We cannot guarantee this won’t happen and if it does, it equates to money lost.

8

Any third-party claims of infringement or other intellectual property rights violations could be costly and could substantially hurt our business.

Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Existing laws and regulations are evolving and subject to different interpretations, and new laws or regulations may be enacted. It is possible that we are or will be infringing on or violating third-party intellectual property rights or rights related to technology use.

It may be necessary to devote significant personnel time and financial resources to defending against infringement or misappropriation claims. If judgment is against us, we may be required to pay damages and attorneys’ fees; we may be ordered to cease making, licensing or using content that we infringed or misappropriated; we may be forced to expend additional development resources to redesign our technology; we may have to enter into potentially unfavorable royalty or license agreements in order to use necessary technologies, content, or materials; and we may need to indemnify our partners and other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or not available at all.

We may need to raise additional capital in the future with no guarantee we will be able to do so on acceptable terms or at all.

We expect to continue to invest in our business to help it grow and we may require additional funds for such things as infrastructure and technology improvements, developing new features, adding to our personnel or acquiring a Company. We may need to seek equity or debt financings. If either or both were to happen, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our preferred stock or common stock. Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters. That could make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our business growth could suffer and our ability to respond to business challenges could be harmed.

If we experience significant growth and we fail to effectively manage it, our business and operating results may suffer.

If we experience significant growth, we will experience demands on our management and our operational and financial infrastructure that will require us to commit substantial financial, operational and technical resources to management. Continued growth could also strain our ability to maintain reliable operation of our online marketplaces for our content creators and advertisers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. If our operations grow, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition will suffer.

9

Risks Related to the Influencer Marketplace Industry

Because the influencer marketplace industry is relatively new and constantly changing, it is difficult to project our performance and whether we will be successful.

Our operational history is limited and our business plan is based on assumptions about the influencer market that may or may not prove to be accurate. The demand by advertisers for product placement with social influencers may not be as significant as we think and may not have the growth potential we are forecasting. In addition, we may not be able to meet the needs of the evolving marketplace. For example, we may not be able to retain our existing advertiser customers and attract new ones, provide the type of influencer they demand or keep pace with technological advances required to accommodate and satisfy a growing content creator and advertiser base. Because of our relatively brief history, we cannot guarantee we will overcome all hurdles in our path and you should not look at our past growth achievements as indicators of future success.

Risks Related to Technology

We must insure that our website always provides for a positive user experience in order to encourage customer loyalty.

If we are unable to meet both our creators’ and advertisers’ expectations for using our website, our business could suffer. Advertisers must be able to search for and find the creator they are looking for. If we are unable to keep our search algorithms and our technology up-to-date and as effective or better than our competitors’ systems, we may not be able to retain our existing creators and advertisers or attract new ones.

We must routinely upgrade our technology to stay current and competitive in order to continue to grow.

To stay competitive, we must insure our technology infrastructure is up to date so that it functions without disruption and our website continues to have the features the market demands. For financial and other reasons, we may not be able to keep up with the pace of improvement enjoyed by our competitors and as a result, we may lose business. We currently do not have specific plans for any infrastructure upgrades that would require significant capital investment. In the future we will need to improve and upgrade our technology, database systems and network infrastructure in order to allow our business to grow in both size and scope.

10

We could be subject to hackers and other cyber-criminals despite our security measures, putting our customers’ private information at risk and exposing us to possible litigation and loss of reputation.

Although we do not store confidential payment information from our customers, we may not be able to prevent all cybercrime attacks. If our systems are invaded by hackers, viruses, malware or other attackers, confidential information could be misappropriated and our operations could be interrupted and violated. Our computer systems and data could be compromised without our being aware of it. The result could be expenditure of significant amounts of money to add protection against security breaches or to repair the damage done. In addition, if third-party services we use to conduct our business, like email, were interrupted or if they threatened confidential data, we could face expensive litigation. The result of serious security breaches could be the loss of business and loss of our reputation, which could affect our financial condition. We also could be found in violation of state, federal and international law, exposing us to fines, lawsuits, criminal penalties and other costs.

The technologies we depend on to secure the transmission of confidential information are licensed from third parties and could malfunction or could be breached. In addition, the vendors providing our co-location and cloud services may not have the capability to sufficiently prevent security breaches and other issues that could affect the integrity of information that is stored in and passed through their systems.

Risks Related to Our Employees

Our future success depends on our management team and our ability to attract, retain and motivate qualified personnel

Our future success largely depends on our founder and chief executive officer, Chad Sahley, who has extensive experience in leading the branding and production teams at Maker Studios, the world’s largest YouTube Multi-Channel Network (MCN) during the time he worked there. If he or other members of our management team, including technical and marketing personnel, were to leave Social BlueBook, we might not be able to find replacements who could implement our business strategy. This could have a material adverse impact on our business, our financial condition and results of operations. If any of our managers were to join or start a new, competing business, we could lose creators and advertisers. There could be costs involved in recruiting and retaining replacement personnel. We do not hold “key person” life insurance. We may not be able to attract additional employees we might need in the future in order to effectively manage and grow our Company, which would affect our success.

Failure to preserve our corporate culture as our Company grows could have an impact on our staff’s ability to remain innovative and work effectively as a team.

We have invested time and energy in developing a team of employees that values and encourages innovation and creativity. If we were to lose our Company culture as we are transformed into a public and growing Company, pursuit of our corporate objectives could be compromised and our business could suffer.

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Risks Related to this Offering and Ownership of Our Common Stock

No public trading market for our shares exists, and we do not have plans to apply for listing of our shares on any securities exchanges or online securities marketplaces. Consequently, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

The shares offered hereby do not have any transfer restrictions other than as described in this Offering Circular. However, there is no public market for our Series A-1 Preferred Stock or for our common stock, and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not be able to sell your shares. If you are able to sell your shares, you would likely have to sell them in an illiquid market at a substantial discount to the price you paid for the shares in this offering. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period, and we have no current plans to pay cash dividends on our common stock for the foreseeable future.

Our charter does not require our board of directors to pursue a liquidity transaction. Market conditions and other factors could cause us to avoid a liquidation or other type of liquidity transaction, such as a merger or sale of assets. We cannot guarantee that we will be able to liquidate all assets. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and you could suffer losses on your investment. In addition, we intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future.

Chad Sahley, our founder, and other significant investors controls approximately 57% of our outstanding shares of common stock, and this concentration of ownership may have an effect on transactions that are otherwise favorable to our stockholders.

When this offering is completed, our founder, Chad Sahley, will beneficially own approximately a significant percentage of our outstanding shares of common stock, making him our largest stockholder. As a result, Mr. Sahley will have the ability to influence control of the outcome of matters submitted for stockholder approval, including the election of directors. This concentration of ownership may impede a change in control, and could hold up decisions on some transactions when Mr. Sahley’s support is necessary, no matter the effect of the transactions on other stockholders.

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After this offering is completed, we intend to raise additional capital by offering our common shares pursuant to recent amendments to the Securities Act of 1933 and new rules under Regulation A (“Regulation A+”) promulgated by the Securities and Exchange Commission pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to us will make our common shares less attractive to investors as compared to a traditional initial public offering.

If we are successful in raising additional capital under Regulation A+, we will be subject to scaled disclosure and reporting requirements, which may make an investment in our common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities agencies will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common shares, we may be unable to raise the funds necessary to grow our business, which could severely affect the value of our common shares.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

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DILUTION

If you invest in shares of our Series A-1 Preferred Stock in this offering, your investment will be immediately diluted to the extent of the difference between the offering price per share and the net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Series A-1 Preferred Stock is substantially in excess of the net tangible book value per share attributable to the shares of common stock held by existing owners.

Our net tangible book value as of June 30, 2016 was approximately $(727,380), or $(0.15) per share of common stock. We calculate pro forma net tangible book value per share by taking the amount of our pro forma total tangible book value and then dividing that amount by the total number of shares of common stock outstanding, after giving effect to (a) the conversion of 2,138,078 shares of Series A Preferred Stock into 2,138,078 shares of common stock and (b) the conversion of $1,857,675 of principal and interest of our convertible promissory notes into 1,266,140 shares of our common stock.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to our sale of the shares in this offering at an offering price of $3.0029 per share, the full conversion of all outstanding convertible preferred stock and convertible notes, assuming that we sell in this offering 100%, 60%, and 15%, respectively, of the this offering, after deducting our estimated offering expenses of two percent (2%). The terms of the outstanding convertible notes are described below.

There is no minimum number of shares that we are required to sell in this offering and, accordingly, there will not be an escrow of funds. All subscriptions will be available immediately for deposit into our operating account and used by us immediately. Because there is no minimum, the assumptions in the tables below regarding sales of 15%, 60% and 100% are assumptions for illustrative purposes, and there can be no assurance that the offering will be subscribed at these levels or any other level.

	15%	60%	100%
Price per share to investors in this offering	3.0029	3.0029	3.0029
Pro forma net tangible book value before offering	0.14	0.14	0.14
Pro forma net tangible book value after offering	0.33	0.77	1.06
Increase to net tangible book value after giving effect to the net proceeds in this offering	0.19	0.63	0.92
Dilution per common share to new investors in this offering	2.81	2.37	2.08

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The following tables summarize, as of June 30, 2016, for each of the assumed subscription levels of approximately 100%, 60%, and 15% of this offering, the total number of shares of common stock that would be purchased in the offering, the total cash consideration that will be paid to us at those various subscription levels, and the average price per share that existing investors paid and the new investors will pay in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing investors paid.

	Shares Purchased		Total Consideration		Average Price Per Share
Assuming 100% of Shares Sold:	Number	Percentage	Amount	Percentage
Common Stock	5,208,956	41%	$234,616	2%	$0.05
Series A Preferred Stock	2,138,078	17	563,200	4	$0.26
Convertible Note Holders	1,273,945	10	1,857,675	13	$1.47
New Investors	3,996,137	32	12,000,000	81	$3.0029
Total	12,617,116	100%	$14,655,491	100%

	Shares Purchased		Total Consideration		Average Price Per Share
Assuming 60% of Shares Sold:	Number	Percentage	Amount	Percentage
Common Stock	5,208,956	47%	$234,616	2%	$0.05
Series A Preferred Stock	2,138,078	19	563,200	6	$0.26
Convertible Note Holders	1,273,945	12	1,857,675	19	$1.47
New Investors	2,400,000	22	7,200,000	73	$3.0029
Total	11,022,979	100%	$9,855,491	100%

	Shares Purchased		Total Consideration		Average Price Per Share
Assuming 15% of Shares Sold:	Number	Percentage	Amount	Percentage
Common Stock	5,208,956	56%	$234,616	5%	$0.05
Series A Preferred Stock	2,138,078	23	563,200	13	$0.26
Convertible Note Holders	1,273,945	14	1,857,675	42	$1.47
New Investors	600,000	7	1,800,000	40	$3.0029
Total	9,220,979	100%	$4,455,491	100%

If the gross proceeds of this Offering is not at least one million dollars ($1,000,000) prior to the maturity date of our outstanding Convertible Notes, then the Holders of those Convertible Notes, in their sole option, may, effective as of the maturity date, elect either to: (i) allow the Convertible Notes to remain outstanding, with interest continuing to accrue; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of (a) in the case of $479,167 in principal amount of the notes, four million dollars ($4,000,000), and (b) in the case of $763,000 in principal amount of the notes (which includes the presently authorized but unsold $450,000 principal amount of notes), eight million dollars ($8,000,000), divided by the aggregate number of shares of our common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Convertible Notes) plus any unallocated shares under our equity incentive plan, or $0.50 per share and $1.00, respectively.

The following table assumes that the gross proceeds of this Offering is $999,999 and compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to the conversion of the Convertible Notes on the notes’ maturity date in each of the four quarters in 2017 and as of the end of 2018.

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	YE 2018
Price per share to investors in this offering	3.0029	3.0029	3.0029	3.0029	3.0029
Pro forma net tangible book value before offering	(0.06)	(0.05)	(0.05)	(0.02)	0.13
Pro forma net tangible book value after offering	0.07	0.07	0.07	0.10	0.23
Increase to net tangible book value after giving effect to the net proceeds in this offering	0.13	0.13	0.13	0.12	0.10
Dilution per common share to new investors in this offering	2.87	2.87	2.87	2.88	2.90

The preceding dilution information is for illustration purposes only. It does not assume the exercise of stock options, and, if we grant options to our employees in the future and those options are exercised, there can be further dilution to the new investors in this offering.

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Conversion of Convertible Notes Payable

During 2015 we completed a private placement of convertible promissory notes with an aggregate principal amount of $479,167 (“2015 Notes”) with seventeen accredited investors (“Holders”). The 2015 Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. In February 2017, one of the 2015 Notes, in the principal amount of $9,167, was converted at a conversion price equal to the $4,000,000 Voluntary Conversion Valuation Cap (as defined below) into 15,565 shares of our common stock. The remaining 2015 Notes are outstanding and become due and payable ranging from April, 2017 through February 2018.

In the event that we issue and sell shares of the Company’s equity securities in this offering (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the 2015 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2015 Notes), then the outstanding principal amount of the 2015 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors. “Equity Securities” means shares of preferred stock.

In the event that we consummate a change of control of the Company prior to the conversion or repayment in full of the 2015 Notes, the Holders, may elect either to: (i) require that we pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the 2015 Notes then-outstanding, and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the 2015 Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of our common stock at a conversion price equal to the quotient of eight million dollars ($8,000,000) (“Change of Control Valuation Cap”) divided by the aggregate number of outstanding shares of our common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice may, effective as of the maturity date, elect either to: (i) allow the 2015 Notes to remain outstanding, with interest continuing to accrue; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) (“Voluntary Conversion Valuation Cap”) divided by the aggregate number of shares of our common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes) plus any unallocated shares under our equity incentive plan (the “Equity Plan”).

During 2016, we completed a private placement of convertible promissory notes (“2016 Notes”) with eleven accredited investors. The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April 2018 and December 2018; (ii) in the event that we issue and sell shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

In the event that we do not issue and sell shares of the Company’s Equity Securities in this offering to investors on or before the date of the repayment in full of the 2015 Notes and 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2015 Notes and 2016 Notes), and we do not consummate a change of control of the Company prior to the conversion or repayment in full of the 2015 Notes and 2016 Notes, and Holders elect to allow the 2015 Notes and 2016 Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of (a) in the case of the 2015 Notes, the four million dollars ($4,000,000) Voluntary Conversion Valuation Cap, and (b) in the case of the 2016 Notes, the eight million dollars ($8,000,000) Voluntary Conversion Valuation Cap, divided in each case by the aggregate number of shares of our common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes, plus any unallocated shares under the Equity Plan).

In the event the Holders of the 2015 Notes and 2016 Notes do not make a timely election pursuant to the foregoing provisions, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent we consummate an equity financing transaction after a Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock, the Holder shall, at the time of such post-conversion financing, have the right to exchange such shares of our common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of our common stock.

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USE OF PROCEEDS

We plan to use the proceeds of this offering for the following purposes:

Strategic Acquisitions	44%
Payroll Expenses*	31%
Marketing/Sales Expenses	18%
Professional Service Fees	5%
Working Capital	less than 3%

Because the offering is a “best efforts” offering without a minimum offering amount, we may close the offering without sufficient funds for all the intended purposes set out in the preceding table. As a result, we have developed contingency plans to address varying amounts of net cash proceeds we receive from this offering. We have developed alternate plans for scenarios of raising less than the full $12,000,000 offered, specifically, approximately 15% subscription and 60% subscription cases.

We intend to use the first $1,800,000 in net offering proceeds for the following prioritized purposes:

●	Professional Service Fees: We will incur professional fees including legal, accounting, and other consulting fees.

●	Marketing/Sales Expenses: We will incur monthly advertising expenses, which includes marketing and promotion for on-boarding our two types of users, creators and advertisers. Funds will be budgeted for the executive team and select employees to attend and sponsor strategic social media conferences like Playlist Live, Vidcon, and Buffer festival. We intend to launch targeted influencer marketing campaigns brokered and managed through Social Bluebook to raise product awareness. Marketing budget will be allocated for general press outreach and major public announcements.

●	Payroll Expenses: We will apply these proceeds to new hires (i.e. programmers, graphic designers, QA, customer support, etc.) as well as maintain our current payroll and increase our officers’ salaries to a market rate.

●	Strategic Acquisitions: We will pursue select acquisitions on a delayed timeline and with terms biased to earn-out provisions and stock for the acquisitions.

Mid-Level Subscription Scenario: If we are successful in receiving a mid-level subscription to the offering, we will seek as potential acquisition candidates companies that are focused on data aggregation and performance analytics, as we believe these companies will seek to avail themselves of both our user-base and our proprietary platform. Any acquisitions we pursue under this scenario will be targeted for their ability to expand the Social Bluebook user-base, as well as enhance our product offering. Consequently, if we raise approximately $7,200,000 net proceeds, we intend to use these capital proceeds of the offering for the following additional purposes:

●	Strategic Acquisitions: We will use a greater proportion of cash resources to negotiate the acquisition(s) in order to obtain a better price point. Moreover, we will accelerate progress toward a second and perhaps third acquisition sooner than we would have under the minimum scenario.

●	Property and Equipment Expenses: We will incur an increase in such expenses, as we have minimum expenses related to office leasing improvements, office furniture, employee computers and equipment, utilities, etc. The Company will incur rent expense in its current space, as well as additional expense as it expands to new office space.

*The two founding officers have a contract with the Company for deferred compensation, which currently totals less than $200,000. The Company will limit payments of deferred compensation to less than 10% of the net proceeds of the offering.

We may change the amount and the intended uses of proceeds based on the net amount of new capital raised in this offering and based on unforeseen circumstances following the closing of this offering.

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BUSINESS

New Media Trader, Inc., is a Delaware corporation founded in 2014 to provide robust online software tools that help answer the very pertinent Internet marketing question, “What is a social media influencer’s value to advertisers and how do you express that in dollars and cents?” In other words, what is access to that influencer’s audience worth to a brand and what should a creator of social-media content on platforms like YouTube charge to promote a product to his/her followers?

Unlike with old-school media like television and newspapers, there is no known standard advertising-rate formula in use in the wild west of Internet content. Our Social Bluebook web application, launched in May 2015, was designed to provide a negotiation starting point for both the online influencer and the brand that covets the influencer’s following. It allows content creators and brands to broker deals directly without intermediation of expensive third parties, like talent networks or agencies. Our management believes that the proprietary Social Bluebook valuation tools are on their way to becoming a standard for valuing and accelerating transactions between creative content owners and advertisers.

Social Bluebook simplifies and streamlines the process of executing influencer marketing for both advertisers and online content creators.

Content creators connect their social media platforms to our assessment tools, and Social Bluebook’s proprietary algorithms calculate a dollar value for each platform based on audience reach and engagement. This provides the two parties to a promotion transaction with a documented basis for advertising rate negotiations.

Soon, advertisers will have their own tool, called Social Bluebook Marketplace™. We released the “beta” version of the Marketplace application in May 2016. Free to sign up, advertisers can search through the Social Bluebook database of creators and learn what each charges (based on Social Bluebook algorithms) for promoting products on social media. When brands and advertising agencies locate content creators on the Social Bluebook site that are of interest to them, they then can use our portal to invite the creator to participate in their marketing campaigns.

We believe that Social Bluebook currently is among the fastest growing influencer marketplaces in our business sector. According to our internal reporting, we have attained more than 33,000 creator platforms with a reach of more than 2.8 billion followers within 18 months of the app’s launch.

The advertisers involved in the Social Bluebook Marketplace™ have estimated that by using the system to value and negotiate product placements, they have saved many thousands of dollars monthly per transaction in labor and other costs with an overall improved result. For example, in a Yahoo Finance article, Travis Chambers of Chamber Media stated, “Social Bluebook Search has literally cut our labor costs by 80 percent and dramatically improved our selection process of influencers.”

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Product Description, Features and Functions

Social Bluebook is a web-based application with responsive design for mobile devices.  Creators and advertisers each have their own interface with features and functions that are exclusive to their respective user experience.  Social Bluebook currently supports social media platforms YouTube, Instagram, Facebook, Vine, Twitter, and blogs.

For Content Creators

Social Bluebook’s platform has been designed primarily from the perspective of content creators and their needs. We know that many (perhaps most) creators currently are hesitant to transform their social media content into a business. Many who make that leap discover quickly that their content and access to their online influence are highly desired by advertisers. However, most creators don’t understand their value and are intimidated by negotiations and contracts. Creators often ask, “What is the value of my content to an advertiser?” or, “What do I need to know to negotiate a brand sponsorship?”

The tools and products that Social Bluebook is developing are designed to answer these and similar questions as well as simplify and streamline the ad placement process as much as possible to show creators that they really can do it themselves.  Social Bluebook’s software educates and empowers creators so that they can make creating content on social media their full-time job.

There is no charge for creators to use Social Bluebook for the following purposes:

●	Calculate monetary value: Upon registration on the Social Bluebook website, content creators are prompted to connect each of their social media platforms to the Social Bluebook application and Social Bluebook will calculate a suggested ad rate for each platform that can be used as a starting point in negotiations with an advertiser. In addition to a suggested ad rate, creators also will see displays of important statistics that are taken into account when their value is calculated. For instance, the app displays total followers, average viewership per upload, and comments and likes per upload. The app even displays audience demographics if supported by the social platform’s application program interface, or API.

●	Send quotes: If an advertiser approaches a content creator outside of Social Bluebook, the creator can respond by directing the app to forward a verified ad-rate quote to the advertiser for product placement on one or more social media platforms hosting the creator’s work. The app then will email a link to the advertiser. Upon selecting the link, the advertiser will be able to see that content creator’s Social Bluebook-suggested ad rates, statistical data, and audience demographics.

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●	Receive offers and negotiate terms: Creators can receive sponsorship opportunities via the Social Bluebook platform from verified advertisers. Each offer specifies the name of the advertiser, the campaign name and concept, the compensation amount, required deliverables (what the creator is expected to do) and so forth. Terms such as budget, upload dates and other details can be negotiated back and forth via counter offers until the creator and advertiser come to an agreement. Each time an offer or counter offer is made the recipient receives an email or text notification. Both users also are alerted within their respective campaign management dashboards and to-do lists on the Social Bluebook website.

●	Manage deliverables: Once a creator and advertiser have come to terms on a deal, the creator is notified that he/she has deliverables to complete. Within the deliverables menu on the Social Bluebook website, creators can keep track of all their campaigns and respective deliverables as well as receive email alerts when deadlines are approaching. When a deliverable is due, a creator can upload a URL link to the social media post allowing the advertiser to verify that the deliverable is indeed complete.

●	Receive payment: Upon completion of deliverables, creators receive an auto-populated invoice (generated by Social Bluebook) to send to the advertiser. Creators can track the status of receiving their payment. They can opt to be paid through direct deposit, check, or PayPal.

For Advertisers

Online influencer marketing campaigns can be extremely difficult to manage and execute.  These campaigns involve entering into a service contract with one or more individuals. That is not quite as simple as going to Google Adwords and dumping an entire campaign budget there.

One of the biggest challenges facing brands and ad agencies is connecting with the right creators for their influencer marketing campaigns. And assuming they are able to find the right vehicle for their ads, the campaigns often get very complex very quickly.  Some influencer campaigns may involve multiple creators, each of whom must be contacted on a regular basis (likely via email) in order to negotiate terms of an agreement, ink contracts, verify that the creator did in fact execute on the agreed terms, collect W-9 forms and invoices, and finally make payment to each creator individually. Hours upon hours of an advertiser’s time is sucked up every month managing each of these essential but burdensome tasks.

Once it is finalized, Social Bluebook’s new advertiser interface, called Marketplace, will simplify and streamline the process of executing an influencer marketing campaign.  It allows small agencies and brands to execute the type of campaigns that historically only the “big boys” with a considerable amount of manpower could manage.  Advertisers can use Social Bluebook Marketplace™ to search for creators of interest, make them offers, negotiate terms, manage deliverables, receive invoices, and with a single click, make payment to each participating creator. Social Bluebook Marketplace’s™ features have the potential for saving advertisers significant money that would have been spent on staffing resources.

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Currently there is no charge for advertisers to use Social Bluebook Marketplace™ for the following purposes:

●	Creator search: When a creator registers and connects a social media platform to Social Bluebook, we capture and store the data being pulled from the platform’s API. This allows us to offer advertisers a powerful tool for finding the right creator for their marketing campaign. Social Bluebook collects data from each of its registered creators, such as subscribership, average viewership, watch time, number of likes and comments, and gender and age audience demographics. We take this information and display it to advertisers in a searchable database. What makes our search feature exceptionally powerful is its ability to apply many filters at once. As a result, an advertiser, for example, could look for a content creator on YouTube who has a dog and reaches a highly engaged female audience ages 21 to 32.

●	Make offers and negotiate: An advertiser using Social Bluebook Marketplace™ to add a social media component to a marketing campaign can begin the negotiation process in one of two ways. If an advertiser simply wants to assess a particular creator’s interest and availability, he/she can use our time-saving “gauge interest” feature. If an advertiser already knows the creator he/she wishes to work with is interested and available, then he/she can advance directly to the formal offer stage. Terms such as budget, upload dates, payment terms, and other details can be negotiated within the Social Bluebook interface until the advertiser and creator come to an agreement. Each time an offer or counter offer is made, the recipient is notified via an email or text message. Both users also are alerted within their respective campaign management dashboards and to-do lists on the Social Bluebook website.

●	Managing campaign deliverables: Advertisers can manage all of their campaigns and all of the creators within each of those campaigns from the campaign management dashboard assigned to them on the Social Bluebook website. The dashboard offers a “control tower” view into each campaign, including details such as a list of all the participating creators and at what stage each has reached in the process -- still in negotiations, submitting deliverables, ready for payment. The dashboard is updated in real time to indicate the latest action items to be completed. When a deliverable is due, creators will send the advertiser a URL link to the live social-media post, allowing the advertiser to verify that the deliverable indeed has been executed. If acceptable, the advertiser can approve the deliverable, which notifies the creator to send an invoice for payment.

Upon completion of deliverables, creators will submit a pre-populated invoice to the advertiser via Social Bluebook for the services rendered. An advertiser can track the status of which creators have been paid and the amounts still outstanding. Social Bluebook Marketplace™ provides an automated credit-card-based payment system through third-party vendors. Social Bluebook is only a facilitator to this transaction and doesn't touch the money that is sent by the advertiser to the creator.

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Pricing

We have built Social Bluebook’s revenue model around an assessed 12.5 percent transaction fee only for successful campaigns executed through the system. The fee is an add-on to what an advertiser pays a content creator. Creators pay nothing for using our services.

We do plan to offer a prepaid annual subscription option for those high-volume advertisers interested in paying a lower transaction fee.

We also offer a white label service for advertisers requiring hands-on assistance with executing an influencer marketing campaign. The service is offered by a team of Social Bluebook account managers that works with both the advertisers and creators to insure a successful campaign. A member of our account management team will engage with the advertiser to help define campaign goals, requirements, and budget. With a contract in place, the account manager will contact and negotiate with the creators approved by the advertiser.  We will sign contracts with each of the interested creators to render services for the campaign promotion (i.e. upload YouTube video, Instagram photo, etc.). Upon delivery of services from the contracted creators, the advertiser will issue payment to us.  We take a 25 percent commission fee from the overall campaign budget and the remaining amount is paid out to the creators based upon the amounts negotiated in their individual contracts.

Social Media Influencer Marketing Industry

Influencer marketing is taking a leading role in how marketers create public awareness of their companies’ products and services and convert prospects into customers. The timing of our entry into the online marketplace is opportune as marketing firms are just discovering that the traditional “ad-buy” media placement of their advertising is being superseded by product placement and endorsements. This transition has been forecast for at least several decades, but the combination of technologies, mobile applications, and consumer preferences have converged to drive the promotion of products and services to social media platforms.

The shift is due to two factors:

●	The increasing volume of consumers who consume their entertainment and information content through Internet links (social media, Netflix, etc.); and,

●	The fact that the Internet is digital content dominated by software, including products that block ads.

Traditional advertising attempted to migrate to the Internet through pop-up ads and click revenue models, but by 2015 many traditional ads on the Internet were blocked by anti-advertising software. According to an industry report by Page Fair, the estimated loss of global ad revenue in 2015 due to ad-blocking software was $21.8 billion. This has advanced the opportunity for “product placement” with social media influencers to become the preferred mode of 21st Century marketing.

Social media influencers are people who create and/or distribute content via social media and the Internet and who have attracted a loyal and sizable following. Their content affects how their “followers” and “connections” perceive the world, and it influences them to take action, such as purchasing a product or service.

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Social media influencer marketing is unique in that not only does the content creator develop content that allows for easy and seamless integration of the product placement/advertisement, but oftentimes consumers tune in specifically to hear/see what the influencer has to say about a particular product. This marketing technique is non-intrusive and results in a quasi-endorsement of the product or service. Influencer marketing is not about the message from the brand; it's about the passion the influencers feel for the brands they use that they convey to their followers.

In 2015, Mediakix estimated the advertising spend in influencer marketing at $500 million. Furthermore it projects the influencer marketing space to increase to $5 billion to $10 billion by 2020. Advertisers are recognizing the power and the cost-effectiveness of using social media influencer marketing over other marketing techniques. Social Bluebook Marketplace™ is the conduit through which advertisers and influencers meet, communicate and collaborate on product placement opportunities. We are harnessing the power of this new paradigm, wherein the creators’ content, demographic reach, and passion is married to the advertisers’ products or services to create a more personal, directed, and relatable marketing message for the consumer.

For advertisers, influencer marketing can be key to boosting sales and overall marketing results. Whether they are trying to build brand awareness or promote a product, utilizing creators helps to engage a specific target audience drawn in by unique, customized and engaging content.

Social Bluebook Marketplace’s™ Targeted Market

The Internet is a giant town square filled with conversations about all manner of products and services. At this point in our development, we have chosen to whittle the digital world down and focus on three key market segments: Gaming, Fashion, and Family Consumer Products. We are pinpointing advertisers that want to reach consumers interested in what these segments have to offer, described here:

●

Gaming: This market segment can be defined as the development, marketing, and sales of online video games as well as products and services associated with those games. Many online video games allow consumers an immediate and constant stream of communication via texting, video and/or social applications. Such communication between consumers opens the door for content creators with large audiences to endorse products or services they enjoy. For example, there are many content creators on YouTube who record their gameplay and then upload that gameplay to their YouTube channel for their audience to view. This offers great potential for advertisers to hire a content creator to speak about a relevant product or service while that content creator is playing a video game.

●	Fashion: This market segment can be defined as the popular styles and practices related to clothing, footwear, accessories, makeup, body, or furniture. The beauty and cosmetics industry in particular lends itself very well to the practice of influencer marketing as many consumers would prefer a recommendation or product review from a peer before purchasing. Additionally content creators in many cases offer low-cost opportunities for creating or continuing fashion trends through their own social media channels. According to a new study published by the Fashion and Beauty Monitor that polled more than 300 marketing professionals in both industries, U.S.- and U.K.-based companies see influencer marketing as such a crucial advertising tool that budgets dedicated to it are projected to increase a whopping 59 percent in 2016.

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●	Family consumer products: This market segment can be defined as products or services that enhance one’s day-to-day lifestyle and that are appealing to a family household. Products within this segment typically get used up quickly and replaced frequently. This could include but is not limited to food and beverages, cleaning products, toiletries, etc. Influencer marketing provides tremendous potential here as many products in the space rely upon brand awareness and strong consumer loyalty. An excellent place to start for advertisers is by locating content creators who are already naturally advocating for brands they trust.

To a degree, the size of the advertiser is less relevant to our business model than the need for advertisers to understand the value proposition that content creators bring to products or services in terms of market growth and/or penetration. We believe advertisers that either have discovered the value of influencer marketing only recently or are frustrated by their current marketing strategies are the best candidates for our product offering. Advertisers that just are realizing the potential value of influence marketing will find the Social Bluebook platform an easy and affordable entry point into the new-media-dominated world. Conversely, advertisers that either have stale strategies that don’t include social media content creators or that have not achieved their goals with their current campaigns will discover that Social Bluebook’s platform provides them with an efficient “menu” of options and guidance toward effectively realizing the success they have been seeking.

Growth Strategy

The key to our success is getting agencies and brands accustomed to Social Bluebook as the de facto go-to standard for gaining access to the social media content creators they need for their online advertising campaigns. One of our strongest competitive advantages is the relationships we have with the creator community and our success in continuing to forge those positive relationships. We’ve built our relationships by offering services that educate the creator community on how to be responsive, respectful, and strategic in working with advertisers.

We require a marketing strategy for attracting both creators and advertisers. Up until now, we have focused our efforts on creators. As a side benefit, that has resulted in substantial awareness of and interest in Social Bluebook within the advertising community as well.  In the near future, we plan to design a marketing plan aimed specifically at advertisers. That may include traditional marketing methods to attract the larger more established brands and agencies. We may employ tactics such as communicating with them through the print and broadcast media, direct mail, and telephone advertising.

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Our strategy for attracting creators has been based in part on the marketing success our executives enjoyed with a past endeavor. They were able to attract YouTube creators to join Maker Studios, which at that time was the largest Multi-Channel Network on YouTube, because that was the home of some of the most influential YouTube creators in the world.  Creators who were just getting started flocked to Maker Studios to join the network that their favorite YouTube stars helped organize. We have the same overall messaging and marketing strategy for Social Bluebook.  Because we have the backing and trust of the larger more influential creators, the smaller creators now trust our brand and, specifically, our valuation metrics. Key to our explosive growth has been word-of-mouth referrals within the creator community.

We employ a three pillar marketing strategy that includes digital acquisition, public relations, and customer retention.

●	Digital acquisition: We utilize our own proprietary Social Bluebook Marketplace™ platform to spread awareness about product offerings and drive customer acquisition of content creator users.

●	Public relations: We will write, edit, and distribute at least one press release on a frequent schedule depending on available news angles to drive customer acquisition of advertiser users.

●	Customer activation and retention: We continue to refine our customer acquisition funnel with rigorous A/B testing of customer emails, landing page layout, and design of various platforms. We also keep our customers active by engaging them through entertaining emails, social media posts, blog posts, customer service, and similar methods of outreach.

Competition

The social media influencer community is a dynamic and rapidly expanding marketplace with companies in direct and indirect competition with us, such as IZEA. Most of our competitors appear to be focused only on outreach to brands (advertisers), offering services to help them to identify and contact creators of digital content. That contrasts with our core philosophy, “Content Creator First.” Consequently, we have built the Social Bluebook platform to not only be easy for content creators to use, but also to give them additional information to substantiate their value. We will continue to focus on the content creator community and will provide tools to educate, connect, and encourage collaboration with advertisers and other content creators.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Overview

Our flagship product Social Bluebook simplifies and streamlines the process of executing influencer marketing for both advertisers and online content creators. Content creators connect their social media platforms to our assessment tools, and Social Bluebook’s proprietary algorithms calculate a suggested dollar value for each platform based upon audience reach and engagement. This provides the two parties (content creators and advertisers) to a promotion transaction with a documented basis for advertising rate negotiations.

Advertisers will have their own tool, called Social Bluebook Marketplace™ (“Marketplace”). Free to sign up, advertisers can search through the Social Bluebook database of creators and learn what each charge (based on Social Bluebook algorithms) for promoting products on social media. When brands and advertising agencies locate content creators on the Social Bluebook site who are of interest to them, they then can use our portal to invite the creator to participate in their marketing campaigns.

Revenue Model

We have built a revenue model around an assessed 12.5 percent transaction fee service only for successful campaigns executed through the Social Bluebook Marketplace™ system. The fee is an add-on to what an advertiser pays a content creator. Content creators pay nothing for using our services.

We plan to offer a prepaid annual subscription option for those advertisers interested in paying a lower transaction fee.

We also offer a white label service team of campaign managers to coordinate campaigns between advertisers and creators.  It is essentially a white glove service for advertisers who require assistance and want to engage in influencer marketing. A member of our campaign management team will engage with the advertiser to define campaign goals, requirements, and budget.  With a contract in place, the campaign manager will contact and negotiate with the creators approved by the advertiser. We will sign contracts with each of the interested creators to render services for the campaign promotion (i.e. upload YouTube video, Instagram photo, etc.). Upon delivery of services from the contracted creators, the advertiser will issue payment to us. We take a 25 percent commission fee from the overall campaign budget and the remaining amount is paid out to the creators based upon the amounts negotiated in their individual contracts.

Trend Information

We believe that Social Bluebook currently is among the fastest growing influencer marketplaces in our business sector. With a modest advertising spend the Social Bluebook platform continues to scale. Since the date of launch, more than half of our creative content users have come back to the site to refresh and review their platform prices and analytics. June 2016 saw a 172.36% increase in user traffic from the previous month. This also equated to a 33.84% increase in the number creator social platforms registered in May 2016 versus June 2016.

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More than 400 advertisers have registered for Social Bluebook Marketplace™ and can search through our database of creators and obtain their prices (values based on our algorithms) as well as other essential demographic data. Within 4 weeks of the beta release of Social Bluebook Marketplace™ 26 transactions amounting to nearly $15,000 were run through the platform.

Results of Operations

The following table depicts certain metrics that we consider to be key performance indicators for our business, for the time periods indicated:

	For the Six Months Ended June 30,
CRITERION	2016	2015
# of Creator platforms	33,175	3,831
Audience	2,873,090,011	327,366,181
# of User sessions	155,722	19,823
# Website page-views	539,273	49,787

	YEARS
CRITERION	2014	2015
# of Creator platforms	0	13,550
Audience	0	1,082,067,249
# of User sessions	0	70,059
# Website page-views	0	184,036

Summary of Results

The following table summarizes the results of our operations for the first six months of June 30,

	2016	2015
Revenues:	$66	$-
Operating Expenses:
Cost of Revenues	(2)	-
Technology and Development:	(143,899)	(126,331)
Depreciation Expense:	(742)	(738)
General and Administrative Costs:	(233,072)	(249,463)
Total Operating Expenses:	(377,715)	(376,532)
Loss from Operations:	(377,672)	(376,532)
Other Expenses
Interest Expense:	(21,023)	(9,956)
Net Loss/Gain:	$(398,672)	$(386,488)

The following table summarizes the results of our operations for the periods 2014 through the year-ended December 31, 2015:

	For the Period January 2, 2014 (Inception) to December 31, 2014	For the Year Ended December 31, 2015
Revenues:	$0	$40,000
Operating Expenses:	$0	$0
Cost of Revenues	$0	$30,000
Technology and Development:	$103,240	$200,451
Depreciation Expense:	$354	$1,488
General and Administrative Costs:	$178,451	$627,345
Total Operating Expenses:	$282,045	$859,284
Loss from Operations:	$(282,045)	$(819,284)
Other Expenses	$0	$0
Interest Expense:	$0	$25,195
Net Loss:	$(282,045)	$(844,479)

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Fiscal Six Months Ended June 30, 2016 and 2015

Revenues

The initial revenue of $66 derived in 2016 related to initial transaction fees collected from the beta of Social Bluebook Marketplace™.

Cost of Revenues

Cost of revenues for 2016 related to the transactional cost associated with the revenue earned.

Technology and Development Expenses

Technology and development expenses relate to the cost of consultants used to design, build, and test our platform. These expenses for the six months ended June 30, 2016 increased to $143,899, or a 14% increase from the same period in 2015. Along with continued maintenance of the platform, we began the design and build out of additional features to be released in 2017.

General and Administrative Expenses

General and administrative expenses include employee compensation costs, rent expense, travel cost, and general expenses. These expenses, for six months ended June 30, 2016, decreased to $233,072, or a 7% decrease from the same period in 2015. Overall the general and administrative cost increase by approximately $8,000 which is attributable to the continued growth of the Company. This increase was offset by decline of approximately $24,000 in payroll taxes, as our officers deferred approximately 66% of their salary for the 2016 period. Deferred salary’s payroll taxes are not incurred or paid until the deferred salary is paid to the officers.

Other Expense — Interest Expense

For the six month ended June 30, 2016, interest expense increased to $21,023 due to the issuance of convertible note payable issued in during the 2016 period.

Fiscal Year Ended December 31, 2015 and January 2, 2014 (Inception) to December 31, 2014

Revenues

In 2014, we recognized no revenues. The initial revenue from 2015 of $40,000 was derived from a project we undertook to locate influencers to promote our customer’s application.

Cost of Revenues

In 2015 cost of revenues was related to our cost associated with the one-time project.

Technology and Development Expenses

Technology and development expenses relate to the cost of consultants used to design, build, and test our platform. These expenses for 2015 increased to $200,451, or a 94% increase from 2014. We began the design and build out of our platform during the end of the 2nd quarter of 2014. The 2014 cost is approximately 50% of the cost incurred during 2015, so the increase is attributable to the longer duration of activity during 2015.

General and Administrative Expenses

General and administrative expenses includes employee compensation costs, rent expense, travel cost, and general expenses. These expenses, for 2015, increased to $627,345, or a 252% increase from 2014. This increase generally is reflective of the growth of our operations. Costs with significant increases included officers’ and employee salaries, employee benefit expense, and corporate travel expenses.

Other Expense — Interest Expense

During 2015, interest expense increased to $25,195 due to a convertible note payable issued in January 2015.

Liquidity and Capital Resources

Going Concern

Our consolidated financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2016, however, we had cash of approximately $170,000, a working capital deficit of approximately $289,000 and a stockholders’ deficit of approximately $1,252,000. We have generated minimal revenues and have incurred net losses since inception. These conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

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Since inception, our principal sources of operating funds have been cash proceeds from the issuance of a convertible note payable, sale of common stock and series A convertible preferred stock. We do not expect that our current cash on hand will fund our operations through September 30, 2017. Therefore, we will need to raise additional capital in order to meet our obligations and execute our business plan for at least the next twelve-month period thereafter. There can be no assurance that financing will be available when needed or that management will be able to obtain such financing on acceptable terms. If we are unable to raise sufficient additional funds, we will have to develop and implement a plan to extend payables, reduce overhead or scale back our business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Convertible Notes Payable

During 2015 we completed a private placement of convertible promissory notes (“2015 Notes”) with seventeen accredited investors (“Holders”). The 2015 Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. In February 2017, one of the 2015 Notes, in the principal amount of $9,167, was converted at a conversion price equal to the $4,000,000 Voluntary Conversion Valuation Cap (as defined below) into 15,565 shares of our common stock. The remaining 2015 Notes are outstanding and become due and payable ranging from April, 2017 through February 2018.

In the event that we issue and sell shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the 2015 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2015 Notes), then the outstanding principal amount of the 2015 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors. “Equity Securities” means shares of preferred stock.

In the event that we consummate a change of control of the Company prior to the conversion or repayment in full of the 2015 Notes, the Holders, may elect either to: (i) require that we pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the 2015 Notes then-outstanding, and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the 2015 Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of our common stock at a conversion price equal to the quotient of eight million dollars ($8,000,000) (“Change of Control Valuation Cap”) divided by the aggregate number of outstanding shares of our common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice may, effective as of the maturity date, elect either to: (i) allow the 2015 Notes to remain outstanding, with interest continuing to accrue; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) (“Voluntary Conversion Valuation Cap”) divided by the aggregate number of shares of our common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes) plus any unallocated shares under our equity incentive plan (the “Equity Plan”).

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In the event that Holders elect to allow the 2015 Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of the four million dollars ($4,000,000) Voluntary Conversion Valuation Cap divided by the aggregate number of shares of our common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes, plus any unallocated shares under the Equity Plan).

In the event the Holders do not make a timely election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent we consummate an equity financing transaction after a Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock, the Holder shall, at the time of such post-conversion financing, have the right to exchange such shares of our common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of our common stock.

During 2016, we completed a private placement of convertible promissory notes (“2016 Notes”) with eleven accredited investors. The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April and December 2018; (ii) in the event that we issue and sell shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

We have evaluated the Notes and conversion features in accordance with ASC 815-40 and determined that the embedded conversion features are not considered to be derivative liabilities.

Credit Facilities

Currently, we do not have any credit facilities with lending institutions, nor other access to bank credit.

Capital Expenditures

We have no contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

We do not have any material ongoing contracts that extend beyond a one-year period or which are not cancellable sooner. We lease our current office space on a month-to-month basis. We have no material contingent obligations.

Material Weaknesses

In connection with the audits of our financial statements for the years ended December 31, 2015 and the prior period ended December 31, 2014 (inception year), our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complex transactions and a lack of separation of duties between accounting and other functions.

We hired a consulting firm to advise on technical issues related to United States Generally Accepted Accounting Principles as related to the maintenance of our accounting books and records and the preparation of our financial statements. Although we are aware of the risks associated with not having dedicated accounting personnel, we also are at an early stage in the development of our business. We anticipate expanding our accounting functions with dedicated staff, and improving our internal accounting procedures and separation of duties when we can absorb the costs of such expansion and improvement with additional capital resources. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Chadwick Sahley	Chief Executive Officer, Director	45	Since January 2014	Full-time
Samuel Michie	President and Chief Operating Officer	32	Since January 2014	Full-time
Casey Lavere Butler	Director	35	Since May 2016	Non-employee
Steve Heineman	Director	56	Since June 2016	Non-employee

Chadwick Sahley, Founder and Chief Executive Officer

Chad has served as Chief Executive Officer and one of our directors since the Company’s inception. Chad started his first Company out of his garage, Hieroglyphic Productions. Over the next 10 years he built that company to become one of Disney’s largest vendors producing branded content for shows like Hannah Montana, Wizards of Waverly Place and Take Two with Phineas & Ferb. He also directed many A-list celebrities including Taylor Swift, Miley Cyrus, Ben Stiller, Muhammad Ali, and Michael J. Fox.

In 2007 he became one of the early adopters on YouTube, launching an original show that quickly became one of the top comedy channels. He loved this new space for many reasons, but mostly because it leveled the playing field for people who simply wanted to create content without playing the “Hollywood” game. YouTube was also the place where he became fast friends with some of the top content creators.

In 2012, Hieroglyphic Productions was acquired by Maker Studios where Chad served as Vice President of Production, helping to build the company before it was sold two years later to Disney for $650 Million.

Samuel Michie, Founder, President and Chief Operating Officer

Sam has served as our President and Chief Operating Officer since the Company’s inception. Well balanced with experience in sales, business development, and operations management, Sam is a proven business leader. Prior to co-founding Social Bluebook, Sam played an integral role in company operations for the world's largest YouTube multi-channel network, Maker Studios (2012-2013). He worked on various strategic initiatives including successfully implementing budget-tracking software across seven internal production departments (110+ people) to provide internal and external production cost analytics. Previous to Maker, Sam worked in business development and sales for Adaptive Computing (2009-2012). While at Adaptive, Sam managed a multi-million-dollar sales territory across various verticals such as Oil and Gas, Entertainment, Higher Education, and Software Services. In 2012, Sam broke all company records by reaching his yearly sales quota within the first fiscal quarter.

Steve Heineman, Director -

A committed, result-oriented, energetic, and principled leader with over a quarter century of public and a decade worth of private enterprise experience. After a meritorious career in Law Enforcement, Steve has returned to his entrepreneurial and philanthropic roots. Steve takes great pride in the level of respect achieved and leadership shown in his personal and professional life. Steve is known for his ability to motivate people, develop partnerships, and build the collaborative trust necessary to achieve organizational success.

Casey Lavere Butler, Founder and Director-

Casey is a professional YouTube video blogger. Since beginning on YouTube in 2009, Casey has quickly grown his viewing audience to over 625,000 subscribers. He has a Youtube channel called caseylavere, where he publishes daily vlogs of his family. Aside from his vlog channel, Casey also has a channel called Hushin where he posts How-to Videos about hunting and cooking game (meat). He turned the word vlog, meaning video blog, into an acronym that stands for Video's Love Outgoing Guys. Casey carries many years of experience as an influential content creator and understands the pain points and needs of a content creator.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2016, we compensated our three highest paid executive officers as follows:

Name	Capacities in which compensation was received	2016 Cash compensation	2016 Other compensation	Total compensation
Chadwick Sahley	CEO	$100,000(1)	None	$100,000.00
Samuel Michie	COO	$70,000(2)	None	$70,000.00
Matthew Smith	CTO	$115,384.60	None	$115,384.60

(1) Includes deferred salary of $76,923.

(2) Includes deferred salary of $53,154.

We anticipate that the salaries in 2017 will be $90,000 for the Chief Executive Officer and $60,000 for the President. The position of CTO is presently vacant, and the Company does not have any plans to fill it in the foreseeable future.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We rent office space on a month-to-month term from Mr. Sahley, a founding shareholder. During 2014, 2015 and 2016, the Company paid the shareholder approximately $7,000, $16,000 and $21,000, respectively.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table and accompanying footnotes set forth information as of September 30, 2016, with respect to the beneficial ownership of our common stock by (1) each individual or entity known to own beneficially more than 10% of our common stock and (2) all of our executive officers and directors, as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

As of September 30, 2016, there were 5,208,956 shares of our common stock outstanding. Shares subject to option grants that have vested or options and restricted stock unit grants that will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options or restricted stock units, but are not deemed outstanding for calculating the percentage ownership of any other person.

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Chadwick Sahley	3,145,054	200,065 shares are convertible from Preferred Stock	58%
Common Stock	Samuel Michie	1,496,435		29%

	All Executive Officers and Directors as a Group			90%

(1)    Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power for the indicated shares of common stock. Unless otherwise noted, the address for each beneficial owner listed below is c/o New Media Trader, Inc., 31563 Lindero Canyon Road, Unit 2, Westlake Village, California 91361.

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SECURITIES OF THE COMPANY AND SECURITIES BEING OFFERED

We are offering Series A-1 Preferred Stock to investors in this offering. The following is a description of our Series A-1 Preferred Stock, Series A Preferred Stock and common stock.

Series A-1 Preferred Stock

General

We are offering our Series A-1 Preferred Stock at a price of $3.0029 per share (the “Series A-1 Original Issue Price”) in this offering. The rights, preferences and privileges of the Series A-1 Preferred Stock are as described below.

Dividend Rights

Holders of our Series A-1 Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (i.e., a merger or consolidation of the Company with or into another company or the sale of substantially all of the assets of the Company to another company), before any payment shall be made to the holders of common stock, the holders of shares of Series A-1 Preferred Stock will be entitled to receive, prior and in preference to holders of common stock an amount per share equal to the greater of (a) the Series A-1 Original Issue Price, plus any unpaid dividends, or (b) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The "Series A-1 Original Issue Price" shall mean $3.0029 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A and Series A-1 Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

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Voting Rights

The Series A-1 Preferred Stock is non-voting except as required under law. Generally, this means that the holders of Series A-1 Preferred Stock may vote if any proposed amendment to the powers, preferences or special rights of the Series A-1 Preferred Stock would affect the holders of the Series A-1 Preferred Stock adversely, but will not adversely affect the other series of Preferred Stock. The holders of Series A-1 Preferred Stock are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Series A-1 Preferred Stock agrees that, in the event the Company’s Board and the holders of a majority of the Company’s voting stock vote in favor of a sale of the Company, then such holder of Series A-1 Preferred Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

Conversion

Voluntary Conversion Rights. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, into common stock at an initial conversion rate of one-to-one. The conversion rate is subject to adjustment as provided in the Company’s Restated Certificate of Incorporation. In the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event ((i.e., a merger or consolidation of the Company with or into another company or the sale of substantially all of the assets of the Company to another company), the conversion rights will terminate.

Automatic Conversion. Upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, at the time of such vote or consent, voting as a single class on an as-converted basis, all outstanding shares of Series A-1 Preferred Stock will automatically convert into shares of common stock.

Restriction on Transfers

The Series A-1 Preferred Stock may be transferred to a prospective transferee in accordance with certain restrictions, including but not limited to, written agreement of the prospective transferee to be bound by the terms of the Subscription Agreement. These restrictions include restrictions on transferability and resale, including a lock-up period in the event of a public offering, as set forth in the Subscription Agreement. The lock up provides that the holders of Series A-1 Preferred Stock, along with all other holders of preferred stock and large holders of Common Stock, will not transfer any such stock within the 180-day period following an initial public offering. The shares are not subject to additional restrictions on transferability in the Company’s corporate documents, but are subject to transferability restrictions pursuant to the securities laws. The Company may require an opinion of counsel, reasonably satisfactory to the Company, that such offer, sale or transfer complies with the Securities Act of 1933 and any applicable state securities laws.

Series A Preferred Stock

General

During the third quarter of 2014, we completed a private placement for the issuance of our Series A Preferred Stock. We issued 2,138,078 shares for total proceeds of $563,200. Our Series A Preferred Stock was issued at a price of $0.2634 (the “Original Issue Price”). The rights, preferences and privileges of the Series A Preferred Stock are as described below.

35

Dividend Rights

Holders of our Series A Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a non-cumulative dividend on each outstanding share of Series A Preferred Stock accruing at an annual rate in an amount at least equal to the product of (i) three percent (3.0%), and (ii) the Series A Original Issue Price (as defined below). The "Series A Original Issue Price" shall mean $0.2634 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (i.e., a merger or consolidation of the Company with or into another company or the sale of substantially all of the assets of the Company to another company), before any payment shall be made to the holders of common stock, the holders of shares of Series A Preferred Stock will be entitled to receive, prior and in preference to holder of common stock an amount per share equal to the greater of (a) the Series A Original Issue Price, plus any unpaid dividends, or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

Voting Rights

On any matter presented to our stockholders at any stockholders’ meeting (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock may cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provision of the Company’s Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of common stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

36

The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "Series A Director"), and the holders of record of the shares of common stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company. Any director elected may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The rights of the holders of the Series A Preferred Stock to elect a director shall terminate on the first date on which there are issued and outstanding less than 200,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).

Conversion

Voluntary Conversion Rights. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to the Original Issue Price. The initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of common stock, is subject to adjustment as provided in the Company’s Restated Certificate of Incorporation. In the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event (i.e., a merger or consolidation of the Company with or into another company or the sale of substantially all of the assets of the Company to another company), the conversion rights will terminate.

Automatic Conversion. Upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, at the time of such vote or consent, voting as a single class on an as-converted basis all outstanding shares of Series A Preferred Stock will automatically convert into shares of common stock.

Protective Provisions

At any time when at least 200,000 shares of the initial Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Company’s Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

●	alter the rights, powers or privileges of the Series A Preferred Stock set forth in the Restated Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;

37

●	increase or decrease the authorized number of shares of the Preferred Stock;

●	authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Series A Preferred Stock;

●	redeem or repurchase any shares of common stock or preferred stock (other than (i) pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement, (ii) pursuant to a right of first offer or refusal in favor of the Company, and (iii) pursuant to the Company's long-term incentive plan and award agreements adopted thereunder in accordance with the terms thereof); or

●	liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval the required holders.

Holders of our Series A Preferred Stock have a right of co-sale and a right of first refusal to purchase shares in new securities the Company may propose to sell after the date of that agreement. The right of first refusal in the agreement will end if the Company makes an initial public offering.

Common Stock

On January 2, 2014, we issued to the founders 4,000,000 shares of the Company’s common stock for $400. From January 2, 2014 to December 31, 2014, we issued 634,459 shares of common stock for $140,752 to accredited investors. On May 14, 2015, we issued to the founders 159,848 shares of common stock for services rendered. The shares were valued at $15,186, the then fair market value of the Company’s common stock.

Holders of our common stock are entitled:

●	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

●	to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

●	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiary incur in the future. See “Dividend Policy.”

The holders of our common stock do not have any preemptive, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future.

There is no public market for our common stock.

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PLAN OF DISTRIBUTION

We are offering up to 4,000,000 shares of Series A-1 Preferred Stock, as described in this offering circular. The securities are being sold in all states. We intend to sell our Series A-1 Preferred Stock through our officers, who will not receive any additional compensation for their selling efforts. We may engage a placement agent, who would be a member of the Financial Industry Regulatory Authority (FINRA) and registered with the U.S Securities and Exchange Commission as a broker or dealer. We expect that the amount of expenses, other than commissions, of the offering that it will pay will be approximately $240,000, not including state filing fees.

We will post our offering materials on the StartEngine.com website (www.startengine.com). We will pay StartEngine for its services in hosting the offering of the shares on its online platform. This compensation consists of $75 per investor in cash paid when such investor deposits funds into escrow. If each investor were only to invest a minimum subscription amount of $500, we estimate the maximum fee that could be due to StartEngine for the aforementioned fees would be $1,800,000, if we raised the maximum offering proceeds of $12,000,000.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion. We are conducting this offering on a best-efforts basis without any minimum target. We may undertake one or more closings on a “rolling” basis. After each closing, funds tendered by investors will be available to the Company. Upon closing, funds tendered by investors will be made available to us for our use.

In order to invest you will be required to subscribe to the Offering and agree to the terms of the Offering, Subscription Agreement, and any other relevant exhibit attached thereto. We may be required to rely on pursuing private financing options in order to continue operations if it takes some time for us to raise funds in this Offering.

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New Media Trader, Inc.

Financial Statements

December 31, 2015 and 2014

40

NEW MEDIA TRADER, INC.

F-1

NEW MEDIA TRADER, INC.

Condensed Balance Sheets

	June 30, 2016	December 31, 2015
	(Unaudited)
Assets
Cash and cash equivalents	$170,132	$182,800
Accounts receivable, net	-	25,000
Total current assets	170,132	207,800
Computer Equipment, net of accumulated depreciation of $2,584 and 1,842	14,569	15,311
Total Assets	$184,701	$223,111

Liabilities and Stockholders' Deficit (Equity)
Accounts payable and accrued liabilities	$199,914	$79,292
Convertible notes payable, current portion	259,167	-
Total current assets	459,081	79,292
Convertible notes payable, less current portion	453,000	479,167
Total Liabilities	912,081	558,459

Stockholders’ Deficit
Series A convertible preferred stock, par value $0.0001, 5,000,000 shares authorized, 2,138,078 issued and outstanding	214	214
Common stock, par value $0.0001, 15,000,000 shares authorized, 5,127,906 and 5,127,906 issued and outstanding	512	512
Additional paid-in capital	797,090	790,450
Accumulated deficit	(1,525,196)	(1,126,524)
Total stockholders' deficit	(727,380)	(335,348)
Total Liabilities and Stockholders' Deficit	$184,701	$223,111

(The accompanying notes are an integral part of these financial statements)

F-2

NEW MEDIA TRADER, INC

Unaudited Condensed Statement of Operations

For the Six Months Ended June 30,

	2016	2015

Revenues, net	$66	$-
Cost of revenues	(2)	-
Technology and development	(143,899)	(126,331)
Depreciation	(742)	(738)
General and administrative expenses	(233,072)	(249,463)
Loss from operations	(377,649)	(376,532)
Other income expenses
Interest expense	(21,023)	(9,956)
Loss before provision for income taxes	(398,672)	(386,488)
Provision for income taxes	-	-
Net loss	$(398,672)	$(386,488)

(The accompanying notes are an integral part of these financial statements)

F-3

NEW MEDIA TRADER, INC.
Unaudited Condensed Statements of Cash Flows

For the Six Months Ended June 30,

	2016	2015
Cash Flows From Operating Activities
Net loss	$(398,672)	$(386,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	742	738
Fair value of equity issued for services	6,640	17,799
Changes in operating assets and liabilities
Accounts receivable	25,000	-
Accounts payable and accrued Liabilities	120,622	37,000
Net Cash Used in Operating Activities	(245,668)	(330,951)

Cash Flows From Investing Activities
Purchase of property and equipment	-	(7,211)
Net Cash Used in Investing Activities	-	(7,211)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes payable	233,000	259,166
Net Cash Provided by Financing Activities	233,000	259,166

Net (decrease) increase in Cash	(12,668)	(78,996)
Cash, Beginning of Period	182,800	471,700
Cash, End of Period	$170,132	$392,704

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Noncash investing and financing activities: none

(The accompanying notes are an integral part of these financial statements)

F-4

New Media Trader, Inc.
Notes to Unaudited Condensed Financial Statements

For the six months ended June 30, 2016 and 2015

NOTE 1 – NATURE OF BUSINESS

Company and nature of the Business

New Media Trader, Inc. (dba Social Blue Book “SBB”) (the “Company” or “We”) was incorporated in the State of Delaware on January 2, 2014. The Company operates the website, Socialbluebook.com which offers a financial analysis of how much a transaction is worth when an advertiser approaches a social media content creator about using their social media platforms (e.g., You Tube, Vine, Facebook, and Twitter) for product placements and other forms of native advertising. Creators connect their social platforms to the Company’s assessment tools, and the Company’s proprietary algorithms calculate a dollar value that the parties to a promotion transaction then use as a documented basis for their negotiations. The Company calculates a suggested price that a content creator can use as a starting point in negotiations with a brand or agency. The Company’s price analysis takes into account the key factors such as the demographic reach, viewership, engagement, and genre.

Recently, the Company released a beta version of its creator marketplace for advertisers, brands and agencies. The proprietary marketplace platform allows brands and agencies to search through the Company’s database of content creators and obtain their prices (values based on the company’s algorithms), as well as other essential demographic data for advertising or marketing campaigns. When they locate creators on the Company’s website that are of interest, they then can use the Company’s portal to invite them to participate in campaigns. The Company has also created a payment platform for advertisers, brands and agencies to pay the content providers. Successfully executed campaigns can utilize SBB’s direct deposit payment method, and the Company charges a fee for the transaction. The Company is headquartered in Los Angeles, California.

Financial Statement Presentation and basis of presentation

The accompanying unaudited condensed financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) that are considered necessary for a fair presentation of the condensed financial statements of the Company as of June 30, 2016 and for the six months ended June 30, 2016 and 2015. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the operating results for the full year ended December 31, 2016, or any other period. These condensed financial statements should be read in conjunction with the audited financial statements and related disclosures of the Company as of December 31, 2015 and 2014 and for the years then ended included in the Company’s offering circular filed with the Securities and Exchange Commission on October 5, 2016.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated sufficient revenue and has funded its operating losses through the sale of common stock and the issuance of debt. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

In the course of its development activities, the Company has sustained and continues to sustain losses. The Company cannot predict if or when the Company will generate profits. Since inception the Company has generated cumulative net losses of approximately $1,525,000.

F-5

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern depends on it obtaining the adequate capital to fund operating losses until it becomes profitable. Management plans to continue as a going concern to achieve a profitable level of operations include generating cash through increased product sales, reducing planned expenditures, if necessary, and raising capital from investors

While management plans to take the steps necessary to extend the time period over which the then-available resources would be able to fund the operations, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Additionally, there can be no assurance that, if such efforts are successful, the terms and conditions of such financing will be favorable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

During the six months ended June 30, 2016 and the year ended December 31, 2015 the Company obtained capital for working capital totaling of approximately $233,000 and $479,000, respectively, in connection with issuances of convertible promissory notes. During the 2014, the Company obtained capital for working capital need totaling approximately $563,000 in connection with issuances of its series A convertible preferred stock and approximately $141,000 from the issuance of its common stock. The Company has and is in discussion with several investment banking firms and is evaluating the Company’s options for additional obtaining additional funding for its working capital needs. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plans and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary if the Company is unable to continue as a going concern.

Recent Accounting Pronouncements

In August 2016, the accounting standard update related to the classification of certain cash receipts and cash payments was issued. This standard update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this update are effective as of the first quarter of 2018; however, early adoption is permitted. We are currently evaluating the impact that this standard update will have on our condensed consolidated financial statements.

In June 2016, the standard update related to the measurement of credit losses on financial instruments was issued. This standard update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. This standard update is effective as of the first quarter of 2020; however, early adoption is permitted. We are currently evaluating the impact that this standard update will have on our condensed consolidated financial statements.

In May 2016, accounting guidance was issued to clarify the not yet effective revenue recognition guidance issued in May 2014. This additional guidance does not change the core principle of the revenue recognition guidance issued in May 2014, rather, it provides clarification of accounting for collections of sales taxes as well as recognition of revenue (i) associated with contract modifications, (ii) for noncash consideration, and (iii) based on the collectability of the consideration from the customer. The guidance also specifies when a contract should be considered “completed” for purposes of applying the transition guidance. The effective date and transition requirements for this guidance are the same as the effective date and transition requirements for the guidance previously issued in 2014, which is effective for interim and annual periods beginning on or after December 15, 2017. The Company has not yet determined the impact that this new guidance will have on its consolidated financial statements.

In April 2016, accounting guidance was issued pertaining to identifying performance obligations in contracts with customers and improving the operability and understandability of licensing implementation guidance. The guidance is effective for interim and annual periods beginning on or after December 15, 2017. The Company has not yet determined the impact of this new guidance on its consolidated financial statements.

In March 2016, accounting guidance was issued to improve the accounting for employee stock-based payments. The guidance simplifies accounting for stock-based award transactions specific to income tax consequences, the classification of awards as equity or liabilities, and the classification of award payments on the statement of cash flows. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. The Company is currently assessing the impact that the adoption of this new guidance will have on its consolidated financial statements.

F-6

In March 2016, accounting guidance was issued to clarify the application of previously issued revenue recognition guidance related to whether an entity is a principal or an agent. More specifically, this new guidance clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer and provides additional guidance about how to apply the control principle when services are provided and when goods or services are combined with other goods or services. The guidance is effective for interim and annual periods beginning on or after December 15, 2017. The Company has not yet determined the impact that this new guidance will have on its consolidated financial statements.

In March 2016, accounting guidance was issued pertaining to accounting for derivatives and hedging activity. The guidance amends existing GAAP by clarifying that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require de-designation of that hedging relationship, provided that all other hedge accounting criteria continue to be met. The amendment improves prior guidance by eliminating diversity in practice. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. The guidance may be applied prospectively or using a modified retrospective approach to adjust retained earnings. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In March 2016, additional accounting guidance was issued pertaining to accounting for derivatives and hedging activity. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendment improves prior guidance by eliminating diversity in practice in assessing embedded contingent call (put) options in debt instruments. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. The Company is currently assessing the impact that the adoption of this new guidance will have on its consolidated financial statements.

In February 2016, accounting guidance was issued pertaining to leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The core principle of this guidance is that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The guidance is effective for interim and annual periods beginning on or after December 15, 2018. The Company is currently evaluating the impact that the adoption of this new guidance will have on its consolidated financial.

In January 2016, accounting guidance was issued on the classification and measurement of financial assets and liabilities (equity securities and financial liabilities) under the fair value option and the presentation and disclosure requirements for financial instruments. The guidance modifies how an entity measures equity investments and presents changes in the fair value of financial liabilities. Under the new guidance, an entity will have to measure at fair value those equity investments that do not result in consolidation and are not accounted for under the equity method, and an entity will have to recognize any changes in fair value in net income unless the investments qualify for the new practicality exception. That exception will apply to those equity investments that do not have a readily determinable fair value and do not qualify for the practical expedient to estimate fair value under the guidance, and, as such, these investments may be measured at cost. The guidance will be effective on January 1, 2018. The Company is currently assessing the impact that the adoption of this new guidance will have on its consolidated financial statements.

We continually assess any new accounting pronouncements to determine their applicability to us. Where it is determined that a new accounting pronouncement affects our financial reporting, we undertake a study to determine the consequence of the change to our financial statements and assure that there are proper controls in place to ascertain that our financial statements properly reflect the change. We have evaluated all other GAAP issued through the date the condensed financials were issued and believe that the adoption of these will not have a material impact on our financial statements.

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its financial statement and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

F-7

NOTE 2 – CONVERTIBLE NOTES PAYABLE

During 2016 and 2015 the Company completed a private placement of its convertible promissory notes (“2016 Notes and 2015 Notes”) with twenty accredited investors (“Holders”). The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through December 30, 2017. The Notes are convertible into the Company’s common stock, as follows:

In the event that the Company issues and sells shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the 2015 Notes in an equity financing resulting in gross proceeds to the Company of at least one million dollars ($1,000,000) (not including the conversion of the 2015 Notes), then the outstanding principal amount of the 2015 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors.

In the event that the Company consummates a change of control of the Company prior to the conversion or repayment in full of the 2015 Notes, the Holders, may elect to either: (i) require the Company to pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the 2015 Notes then-outstanding and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the 2015 Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of common stock of the Company at a conversion price equal to the quotient of eight million dollars ($8,000,000) (“Change of Control Valuation Cap”) divided by the aggregate number of outstanding shares of the Company’s common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes. The Company will give the Holders at least twenty (20) days’ prior written notice of the anticipated closing date of such Change of Control (provided that such notice may be waived in writing at the election of the Requisite Holders).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice to the Company made at least five (5) days prior to the maturity date, may, effective as of the maturity date, elect to either: (i) allow the 2015 Notes to remain outstanding, with interest continuing to accrue as provided under this Note; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) (“Voluntary Conversion Valuation Cap”) divided by the aggregate number of shares of the Company’s common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes) plus any unallocated shares under the Company’s equity incentive plan (the “Equity Plan”). In the event that Holders elect to allow the 2015 Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, and upon at least five (5) days’ prior written notice to the Company, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of the four million dollars ($4,000,000) Voluntary Conversion Valuation Cap divided by the aggregate number of shares of the Company’s common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the 2015 Notes) plus any unallocated shares under the Equity Plan). In the event the Holders do not timely make an election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the 2015 Notes. Notwithstanding the foregoing, to the extent the Company consummates an equity financing transaction after Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock the Holders shall, at the time of such post-conversion financing, have the right to exchange such shares of the Company’s common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the 2015 Notes at the time of the conversion of such amounts into shares of the Company’s Common Stock.

The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April 2018 and December 2018; (ii) in the event that the Company issues and sells shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

The Company has evaluated the Notes and conversion features in accordance with ASC 815-40 and determined that the embedded conversion features are not considered to be derivative liabilities.

NOTE 3– SUBSEQUENT EVENTS

In 2016, the Company initiated a second round of convertible notes payable. After June 30, 2016, the Company issued $530,000 of the 2016 Notes for a total issued and outstanding of $763,000.

In January 2017, two of the 2015 Notes matured in the aggregate principal amount of $259,167. On February 1, 2017, the note in the amount of $250,000 maturity date was extended to April 5, 2017. On January 30, 2017, the note in the amount of $9,167 plus agreed interest of approximately $1,400 was converted into 15,565 shares of the Company’s common stock.

F-8

101 Larkspur Landing Circle Suite 321 Larkspur, CA 94939 www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

of New Media Trader, Inc.

We have audited the accompanying balance sheets of New Media Trader, Inc. (the “Company”), as of December 31, 2015 and 2014, and the related statements of operations and comprehensive loss, changes in stockholders’ deficit (equity), and , cash flows for the year ended December 31, 2015 and for the period from January 2, 2014 (inception date) to December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Media Trader, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the periods ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit as of December 31, 2015, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

RBSM LLP

Larkspur, California

September 29, 2016

F-9

NEW MEDIA TRADER, INC.

BALANCE SHEETS

December 31, 2015 and 2014

	2015	2014

Assets
Cash and cash equivalents	$182,800	$471,700
Accounts receivable, Net	25,000	-
Total current assets	207,800	471,700
Computer Equipment, net of accumulated depreciation of $1,842 and $354	15,311	7,088
Total Assets	$223,111	$478,788

Liabilities and Stockholders' Deficit (Equity)
Total current liabilities - Accounts payable and accrued liabilities	$79,292	$16,094
Convertible notes payable	479,167	-
Total liabilities	558,459	16,094

Stockholders’ Deficit (Equity)
Series A convertible preferred stock, par value $0.0001, 5,000,000 shares authorized, 2,138,078 issued and outstanding	214	214
Common stock, par value $0.0001, 15,000,000 shares authorized, 5,127,906 and 4,814,229 issued and outstanding	512	481
Additional paid-in capital	790,450	744,044
Accumulated deficit	(1,126,524)	(282,045)
Total stockholders' (deficit) equity	(335,348)	462,694
Total liabilities and stockholders' (deficit) equity	$223,111	$478,788

(The accompanying notes are an integral part of these financial statements)

F-10

NEW MEDIA TRADER, INC.

Statements of Operations

	For the Year Ended December 31, 2015	For the period January 2, 2014 (inception) to December 31, 2014

Revenues, net	$40,000	$-
Cost of revenues	(30,000)	-
Technology and development	(200,451)	(103,240)
Depreciation	(1,488)	(354)
General and administrative expenses	(627,345)	(178,451)
Loss from operations	(819,284)	(282,045)
Other income expenses
Interest expense	(25,195)	-
Loss before provision for income taxes	(844,479)	(282,045)
Provision for income taxes	-	-
Net loss	$(844,479)	$(282,045)

(The accompanying notes are an integral part of these financial statements)

F-11

NEW MEDIA TRADER, INC.
Statements of Changes in Stockholders’ Equity

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance January 2, 2014 (Inception)	-	$-	-	$-	$-	$-	$-

Share issued to founders	-	-	4,000,000	400	-	-	400
Issuance of series A convertible preferred stock	2,138,078	214	-	-	562,986	-	563,200
Issuance of shares for cash			634,459	63	140,689	-	140,752
Restricted stock awards	-	-	179,770	18	39,251	-	39,269
Fair value of stock options issued for services	-	-	-	-	1,118	-	1,118
Net loss	-	-	-	-	-	(282,045)	(282,045)

Balance December 31, 2014	2,138,078	$214	4,814,229	$481	$744,044	$(282,045)	$462,694

Issuance of shares to founders for services	-	-	159,848	16	15,170	-	15,186
Restricted stock awards	-	-	153,829	15	29,792	-	29,807
Fair value of stock options issued for services	-		-	-	1,444	-	1,444
Net loss	-	-	-	-	-	(844,479)	(844,479)

Balance December 31, 2015	2,138,078	$214	5,127,906	$512	$790,450	$(1,126,524)	$(335,348)

(The accompanying notes are an integral part of these financial statements)

F-12

NEW MEDIA TRADER, INC.
Statements of Cash Flows

	For the Year Ended December 31, 2015	For the period January 2, 2014 (inception) to December 31, 2014
Cash Flows From Operating Activities
Net loss	$(844,479)	$(282,045)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,488	354
Fair value of equity issued for services	46,437	40,387
Changes in operating assets and liabilities
Accounts receivable	(25,000)	-
Accounts payable and accrued expenses	63,198	16,094
Net Cash Used in Operating Activities	(773,542)	(225,210)

Cash Flows From Investing Activities
Purchase of property and equipment	(9,711)	(7,442)
Net Cash Used in Investing Activities	(9,711)	(7,442)

Cash Flows From Financing Activities
Issuance of series A convertible preferred shares for cash	-	563,200
Issuance of common stock for cash	-	141,152
Cash from issuance of convertible notes payable	479,167	-
Net Cash Provided by Financing Activities	494,353	704,352

Net (decrease) increase in Cash	(288,900)	471,700
Cash, Beginning of Period	471,700	-
Cash, End of Period	$182,800	471,700

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Noncash investing and financing activities: none

(The accompanying notes are an integral part of these financial statements)

F-13

NOTE 1 – Nature of Business and Significant Accounting Policies

Company and nature of the Business

New Media Trader, Inc. (dba Social Blue Book) (the “Company” or “We”) was incorporated in the State of Delaware on January 2, 2014. The Company operates the website, Socialbluebook.com which offers a financial analysis of how much a transaction is worth when an advertiser approaches a social media content creator about using their social media platforms (e.g., You Tube, Vine, Facebook, and Twitter) for product placements and other forms of native advertising. Creators connect their social platforms to the Company’s assessment tools, and the Company’s proprietary algorithms calculate a dollar value that the parties to a promotion transaction then use as a documented basis for their negotiations. The Company calculates a suggested price that a content creator can use as a starting point in negotiations with a brand or agency. The Company’s price analysis takes into account the key factors such as the demographic reach, viewership, engagement, and genre.

Recently, the Company released a beta version of its creator marketplace for advertisers, brands & Agencies. The proprietary marketplace platform allows brands and agencies to search through the Company’s database of content creators and obtain their prices (values based on the company's algorithms) as well as other essential demographic data for advertising or marketing campaigns. When they locate creators on the Company’s website that are of interest, they then can use the Company’s portal to invite them to participate in campaigns. The Company has also created a payment platform for advertisers, brands and agencies to pay the content providers. Successfully executed campaigns can utilize Social Blue Book’s (“SBB”) direct deposit payment method, and the Company charges a fee for the transaction. New Media Trader is headquartered in Los Angeles, California.

Financial Statement Presentation and basis of presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts and related disclosures.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated sufficient revenue and has funded its operating losses through the sale of common stock and the issuance of debt. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

In the course of its development activities, the Company has sustained and continues to sustain losses. The Company cannot predict if or when the Company will generate profits. Since inception the Company has generated cumulative net losses of approximately $1,127,000.

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern depends on it obtaining the adequate capital to fund operating losses until it becomes profitable. Management plans to continue as a going concern to achieve a profitable level of operations include generating cash through increased product sales, reducing planned expenditures, if necessary, and raising capital from investors.

F-14

NOTE 1 – Nature of Business and Significant Accounting Policies (continued)

While management plans to take the steps necessary to extend the time period over which the then-available resources would be able to fund the operations, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Additionally, there can be no assurance that, if such efforts are successful, the terms and conditions of such financing will be favorable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

During 2015, the Company obtained capital for working capital totaling of approximately $479,000 in connection with issuances of convertible promissory notes. During the 2014, the Company obtained capital for working capital need totaling approximately $563,000 in connection with issuances of its series A convertible preferred stock and approximately $141,000 from the issuance of its common stock. The Company has and is in discussion with several investment banking firms and is evaluating the Company’s options for additional obtaining additional funding for its working capital needs. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plans and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. In addition, any change in these estimates or their related assumptions could have an adverse effect on our operating results. Key estimates include: valuation of derivative liabilities and valuation of deferred tax assets and liabilities.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, and accounts receivable. Accounts receivable are typically unsecured and are derived from advertising revenue earned from advertising customers for delivering ad impressions on our platform and from billings to ad networks that represent adverting customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Although typical payment terms for online adverting industry are slow, historically, write-off losses have been minimal and within management’s expectations. For both December 31, 2015 and 2014, the allowance for doubtful accounts was nil.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. The Company may, from time to time, have deposits in one financial institution that exceeds the federally insured amount.

F-15

NOTE 1 – Nature of Business and Significant Accounting Policies (continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts and generally do not bear interest. An allowance for doubtful accounts is established, as necessary, based on past experience and other factors, which, in management’s judgment, deserve current recognition in estimating bad debts. Such factors include growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. The determination of the collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on assessing the Company’s portfolio on an individual customer and on an overall basis. This process consists of a review of historical collection experience, current aging status of the customer accounts, and the financial condition of the Company’s customers.

Computer Equipment

Computer equipment is stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which is generally five years. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Platform Technology and Development Expenses

Costs for technology, including predevelopment efforts prior to establishing technological feasibility of our platform are expensed as incurred.

Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company has not capitalized any software development, and have expensed these costs as incurred.

Fair Value Measurement

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures.

ASC Topic 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

F-16

NOTE 1 – Nature of Business and Significant Accounting Policies (continued)

On a Recurring Basis:

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. The Company has determined that the convertible debt instruments outstanding as of the date of these financial statements include an exercise price “reset” adjustment that qualifies as derivative financial instruments under the provisions of ASC 815-40, Derivatives and Hedging - Contracts in an Entity’s Own Stock (“ASC 815-40”).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes Option Pricing Model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Based on the Company’s analysis the embedded features of the convertible notes payable and series A convertible preferred stock are not considered to be derivative liabilities.

Revenue Recognition

The Company derives its revenue when a brand or an agency pays a fee to social media content creator. The Company charges the social media content creator for a fee for each transaction entered into with a brand or agency.

Revenue is recognized when services have been provided and persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Generally, the Company does not provide its customers with a contractual right of return. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Concentrations

One customer accounted for 100% of the Company’s revenue for 2015 and the same customer accounted for 100% accounts receivable as of December 31, 2015.

Accounting for Stock-Based Compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s service period. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

F-17

NOTE 1 – Nature of Business and Significant Accounting Policies (continued)

The Company has determined that the Black-Scholes Option Pricing Model is the most appropriate method for determining the estimated fair value for stock options or warrants. The Black-Scholes Model requires the use of highly subjective and complex assumptions that determine the fair value of share-based awards, including the equity instrument’s expected term and the price volatility of the underlying stock.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, a valuation allowance is recognized. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a full valuation allowance as of December 31, 2015 and 2014. Based on the available evidence, the Company believes it is more likely than not, that it will not be able to utilize its deferred tax assets in the future. The Company intends to maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances. Management makes estimates and judgments about the Company’s future taxable income that is based on assumptions that are consistent with management’s plans. Should the actual amounts differ from the estimates, the carrying value of the Company’s deferred tax assets could be materially impacted.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. The Company does not believe there are any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date. There were no penalties or interest liabilities accrued as of December 31, 2015 or 2014, nor were any penalties or interest costs included in expense for 2015 and 2014.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For 2015 and 2014, the Company had no comprehensive loss transactions.

F-18

NOTE 1 – Nature of Business and Significant Accounting Policies (continued)

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, environment liability and tax matters. An accrual for a loss contingency is recognized when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.

Recent Accounting Pronouncements

In May 2016, accounting guidance was issued to clarify the not yet effective revenue recognition guidance issued in May 2014. This additional guidance does not change the core principle of the revenue recognition guidance issued in May 2014, rather, it provides clarification of accounting for collections of sales taxes as well as recognition of revenue (i) associated with contract modifications, (ii) for noncash consideration, and (iii) based on the collectability of the consideration from the customer. The guidance also specifies when a contract should be considered “completed” for purposes of applying the transition guidance. The effective date and transition requirements for this guidance are the same as the effective date and transition requirements for the guidance previously issued in 2014, which is effective for interim and annual periods beginning on or after December 15, 2017. The Company has not yet determined the impact that this new guidance will have on its financial statements.

In April 2016, accounting guidance was issued pertaining to identifying performance obligations in contracts with customers and improving the operability and understandability of licensing implementation guidance. The guidance is effective for interim and annual periods beginning on or after December 15, 2017. The Company has not yet determined the impact of this new guidance on its financial statements.

In March 2016, accounting guidance was issued to improve the accounting for employee stock-based payments. The guidance simplifies accounting for stock-based award transactions specific to income tax consequences, the classification of awards as equity or liabilities, and the classification of award payments on the statement of cash flows. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. The Company is currently assessing the impact that the adoption of this new guidance will have on its financial statements.

In March 2016, accounting guidance was issued to clarify the application of previously issued revenue recognition guidance related to whether an entity is a principal or an agent. More specifically, this new guidance clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer and provides additional guidance about how to apply the control principle when services are provided and when goods or services are combined with other goods or services. The guidance is effective for interim and annual periods beginning on or after December 15, 2017. The Company has not yet determined the impact that this new guidance will have on its financial statements.

In March 2016, accounting guidance was issued pertaining to accounting for derivatives and hedging activity. The guidance amends existing GAAP by clarifying that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require de-designation of that hedging relationship, provided that all other hedge accounting criteria continue to be met. The amendment improves prior guidance by eliminating diversity in practice. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. The guidance may be applied prospectively or using a modified retrospective approach to adjust retained earnings. The Company is currently evaluating the impact of this guidance on its financial statements.

F-19

NOTE 1 – Nature of Business and Significant Accounting Policies (continued)

In March 2016, additional accounting guidance was issued pertaining to accounting for derivatives and hedging activity. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendment improves prior guidance by eliminating diversity in practice in assessing embedded contingent call (put) options in debt instruments. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. The Company is currently assessing the impact that the adoption of this new guidance will have on its financial statements.

In February 2016, accounting guidance was issued pertaining to leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The core principle of this guidance is that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The guidance is effective for interim and annual periods beginning on or after December 15, 2018. The Company is currently evaluating the impact that the adoption of this new guidance will have on its financial statements.

In January 2016, accounting guidance was issued on the classification and measurement of financial assets and liabilities (equity securities and financial liabilities) under the fair value option, and the presentation and disclosure requirements for financial instruments. The guidance modifies how an entity measures equity investments and present changes in the fair value of financial liabilities. Under the new guidance, an entity will have to measure at fair value those equity investments that do not result in consolidation and are not accounted for under the equity method, and an entity will have to recognize any changes in fair value in net income unless the investments qualify for the new practicality exception. That exception will apply to those equity investments that do not have a readily determinable fair value and do not qualify for the practical expedient to estimate fair value under the guidance, and, as such, these investments may be measured at cost. The guidance will be effective on January 1, 2018. The Company is currently assessing the impact that the adoption of this new guidance will have on its financial statements.

The Company continually assess any new accounting pronouncements to determine their applicability. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, management undertakes a study to determine the consequence of the change to the Company’s financial statements and assure that there are proper controls in place to ascertain that the financial statements properly reflect the change. The Company has evaluated all other GAAP pronouncements issued through the date the financials were issued and believe that the adoption of these will not have a material impact on the Company’s financial statements.

NOTE 2 – CONVERTIBLE NOTES PAYABLE

During 2015 the Company completed a private placement of its convertible promissory notes (“Notes”) with seventeen accredited investors (“Holders”). The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through December 30, 2017. The Notes are convertible into the Company’s common stock, as follows:

In the event that the Company issues and sells shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the Notes in an equity financing resulting in gross proceeds to the Company of at least one million dollars ($1,000,000) (not including the conversion of the Notes), then the outstanding principal amount of the Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors.

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NOTE 2 – CONVERTIBLE NOTES PAYABLE (continued)

In the event that the Company consummates a change of control of the Company prior to the conversion or repayment in full of the Notes, the Holders, may elect to either: (i) require the Company to pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the Notes then-outstanding and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of common stock of the Company at a conversion price equal to the quotient of eight million dollars ($8,000,000) divided by the aggregate number of outstanding shares of the Company’s common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes. The Company will give the Holders at least twenty (20) days’ prior written notice of the anticipated closing date of such Change of Control (provided that such notice may be waived in writing at the election of the Requisite Holders).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice to the Company made at least five (5) days prior to the maturity date, may, effective as of the maturity date, elect to either: (i) allow the Notes to remain outstanding, with interest continuing to accrue as provided under this Note; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Company’s equity incentive plan (the “Equity Plan”). In the event that Holders elect to allow the Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, and upon at least five (5) days’ prior written notice to the Company, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Equity Plan). In the event the Holders do not timely make an election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent the Company consummates an equity financing transaction after Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock the Holders shall, at the time of such post-conversion financing, have the right to exchange such shares of the Company’s common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of the Company’s Common Stock.

The Company has evaluated the Notes and conversion features in accordance with ASC 815-40 and determined that the embedded conversion features are not considered to be derivative liabilities.

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NOTE 3 – EQUITY SECURITIES

The Company is authorized to issue 20,000,000 shares, with a par value of $0.0001 per share, consisting of 15,000,000 shares of common stock and 5,000,000 share of preferred stock, which are all designated as series A preferred stock.

Series A Convertible Preferred Stock

During the third quarter of 2014, the Company completed a private placement for the issuance of its series A convertible preferred stock. The Company issued 2,138,078 shares for total proceeds of $563,200.

Each share of series A preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of the Company’s common stock as is determined by dividing $0.263414 (the “Original Issue Price”) by the series A conversion price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to the Original Issue Price, which initial Series A Conversion Price, and the rate at which shares of series A preferred stock may be converted into shares of common stock, is subject to adjustment as provided in this Restated Certificate.

Also, in the case of a liquidation, dissolution, or winding up of the Company, the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of series A preferred stock.

Common Stock

On January 2, 2014, the Company issued to the founders 4,000,000 shares of the Company’s common stock for $400.

From January 2, 2014 to December 31, 2014, the Company issued 634,459 shares of the Company’s common stock for $140,752 to accredited investors.

On May 14, 2015, the Company issued to the founders 159,848 shares of the Company’s common stock for services rendered. The shares were valued at $15,186, the then fair market value of the Company’s common stock. The fair value was determined by independent third-party valuation firm.

Employee Equity Incentive Awards

In 2014, the Company adopted the “2014 Long-Term Incentive Plan” (the “Plan”). The Plan authorized 1,060,000 shares of the Company’s common stock (the “Shares”) to be granted as either restricted stock or stock options, at the discretion of the Board of Directors or Compensation Committee, whichever exists at the time of grant. The Company grants awards at exercise prices or strike prices that are equal to the market price of its common stock on the date of grant.

For all share-based awards, the GAAP guidance requires that the Company measure compensation costs related to its share-based payment transactions at fair value on the grant date and that it recognize those costs in the financial statements over the vesting period during which the employee provides service in exchange for the award.

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NOTE 3 – EQUITY SECURITIES (continued)

A summary of the Company’s restricted stock activity and related information is as follows:

	Number of Grants	Weighted- Average Grant Date Fair Per Share	Aggregate Intrinsic Value

Balance, January 2, 2014	-	$-	$
Granted	345,264	0.22
Vested	(179,770)	0.22
Cancelled	-
Balance, December 31, 2014	165,494	0.22	-
Granted	69,385	0.10
Vested	(153,829)	0.19
Cancelled	-
Balanced, December 31, 2015	81,050	$0.15	$-

The fair market value of the restricted stock issued during 2015 and 2014 was approximately $7,000 and $75,000, respectively. For 2015 and 2014, the Company recorded an expense of approximately $30,000 and $39,000 respectively for restricted stock vested. The remaining unvested fair value as of December 31, 2015 was $13,000

The Company uses the Black-Scholes model to estimate the fair value of each stock option granted. Due to the limited operation history of the Company, it does not have sufficient historical data to estimate exercise behaviors for separate groups of retirement eligible and non-retirement eligible employees. Accordingly, it calculates the weighted average expected stock option on a simplified method which is 7 years.

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NOTE 3 – EQUITY SECURITIES (continued)

A summary of the Company’s stock options and related information is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life	Aggregate Intrinsic Value

Balance, January 2, 2014	-	$-		$-
Granted	31,416	0.23
Exercised	-	-
Cancelled	-	-
Balance, December 31, 2014	31,416	0.23	7.0	-
Granted	13,596	0.10
Exercised	-	-
Cancelled	-	-
Balanced, December 31, 2015	45,012	0.19	7.0	-
Exercisable as of December 31, 2015	21,207	0.20	7.0	-
Exercisable as of December 31, 2015 and expected to vest	21,207	$0.20	7.0	$-

The total grant date fair value of stock options vested during 2015 and 2014 was $788 and $4,242. The Company has recognized of $1,444 and $1,118 for 2015 and 2014.

As of December 31, 2015, there was $2,468 of unrecognized compensation cost related to outstanding employee stock options. This amount is expected to be recognized over a weighted-average period of 4 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation expense to be related to these awards will be different from our expectations.

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NOTE 3 – EQUITY SECURITIES (continued)

The weighted-average grant date fair value of the options granted during 2015 and 2014, was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2015	2014

Expected dividend yield	-	-
Expected price volatility	56.8% - 63.6%	58.7%
Risk-free interest rate	1.79% - 1.87%	2.16% - 2.23%
Expected life of options in years	7.0	7.0

Since the Company is privately-held, the volatility was estimated using an average volatility based on a pool of publicly-held companies whose business are similar in nature to the Company.

NOTE – 4 RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month term from a majority shareholder, officer and director of the Company, during 2015 and 2014, the Company paid the shareholder approximately $16,000 and $7,000, respectively

NOTE - 5 INCOME TAXES

A reconciliation of the provision for income taxes at the United States federal statutory rate of 34% and a Delaware state rate of 0% compared to the Company's income tax expense as reported is as follows:

	2015	2014

Net loss before income taxes	$(844,479)	$(282,045)
Income tax rate	34%	34%
Income tax recovery	(287,000)	(96,000)
Valuation allowance change	287,000	96,000
Provision for income taxes	$-	$-

The significant components of deferred income tax assets at December 31, 2015 and 2014 are as follows:

	2015	2014

Net operating loss carry-forward	$383,000	$96,000
Valuation allowance	(383,000)	(96,000)
Net deferred income tax asset	$-	$-

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NOTE - 5 INCOME TAXES (continued)

As of December 31, 2015 and 2014, the Company has no unrecognized income tax benefits. The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense. No interest or penalties have been recorded for 2015 and 2014, and no interest or penalties have been accrued as of December 31, 2015 and 2014. As of December 31, 2015 and 2014 the Company did not have any amounts recorded pertaining to uncertain tax positions.

The tax years from 2014 and forward remain open to examination by federal and state authorities due to net operating loss and credit carryforwards. The Company is currently not under examination by the Internal Revenue Service or any other taxing authorities.

NOTE – 6 SUBSEQUENT EVENTS

In 2016, the Company initiated a second round of convertible notes payable (“2016 Notes). The 2016 Notes have substantial the same terms as the notes issued in 2015. As of the issuance of these financial statements, the total 2016 Notes issued was $498,000.

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through September 29, 2016, the date the financial statements were available to be issued.

NOTE - 7 SUBSEQUENT EVENTS (Unaudited)

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through September 29, 2016, the date the financial statements were available to be issued. The following events occurred after September 29, 2016:

In 2016, the Company initiated a second round of convertible notes payable (“2016 Notes). The 2016 Notes have substantial the same terms as the notes issued in 2015. After the issuance of these financial statements, the Company issued $265,000 of the 2016 Notes for a total issued and outstanding of $763,000.

In January 2017, two of the 2015 Notes matured in the aggregate principal amount of $259,167. On February 1, 2017, the note in the amount of $250,000 maturity date was extended to April 23, 2017. On January 30, 2017, the note in the amount of $9,167 plus agreed interest of approximately $1,400 was converted into 15,565 shares of the Company’s common stock.

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